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RECEIVED

NOV 23 A 6:27

07028240

November 19, 2007

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Optical Co Ltd SUPPL

Olympus ~~Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

M. Ikeda

Masahisa Ikeda

Enclosure
MI/KM/ms

PROCESSED

NOV 30 2007

THOMSON
FINANCIAL

dlw 11/29

Exhibit A

Documents for which English versions are readily available

No.		Date released
	Documents Disclosed Pursnant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:	
1.	Consolidated Financial Results for the Interim Period ended September 30, 2007, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (full translation) (Exhibit A-1)	November 6, 2007
2.	Notification with Respect to Dividend Payout and Revision of Dividend Forecast (Dividend Increase) for the Fiscal Year ending March 31, 2008, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (Exhibit A-2)	November 6, 2007
3.	Notification with Respect to Revision of Business Results Forecasts for the Fiscal Year ending March 31, 2008, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (Exhibit A-3)	November 6, 2007
4.	Financial Results for the Half Year ended September 30, 2007, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (summary translation) (Exhibit A-4)	November 7, 2007
	Press Releases:	
5.	Press release regarding "Olympus Restructures its Life Science Business in Europe" (Exhibit A-5)	October 10, 2007
6.	Press release regarding the release of the "Lens-Interchangeable Digital SLR Camera 'E-3'" (Exhibit A-6)	October 17, 2007
7.	Press release regarding the release of the "Zuiko Digital 2x Teleconverter EC-20" (Exhibit A-7)	October 17, 2007
8.	Press release regarding the release of "New Accessories for Olympus E-System Interchangeable-Lens D-SLR Cameras" (Exhibit A-8)	October 17, 2007
9.	Press release regarding the release of "FourThirds System Standard Interchangeable Lenses" (Exhibit A-9)	October 17, 2007
10.	Press release regarding "Olympus Develops New Multispectral Video Endoscope System Incorporating World's Smallest Multispectral Micro Device" (Exhibit A-10)	October 22, 2007

Exhibit A-1

Consolidated Financial Results for the Interim Period ended September 30, 2007

November 6, 2007

Company Name: Olympus Corporation
Code Number: 7733
(URL: http://www.olympus.co.jp/)
Stock Exchange Listing: First Section of Tokyo Stock Exchange, First Section of Osaka Securities Exchange
Representative: Tsuyoshi Kikukawa, President and Representative Director
Contact: Hironobu Kawamata, General Manager, Accounting Division
Phone: 03-3340-2111
Scheduled date of commencement of dividend payments: December 7, 2007
Scheduled date to submit the Interim Securities Report: December 14, 2007

(Figures are rounded down to the nearest million yen)

1. Consolidated Financial Results for the Interim Period ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

(1) Consolidated Results of Operations (% indicates changes from the previous interim period)

	Net sales		Operating income		Ordinary income		Net income	
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%
Interim period ended September 30, 2007	550,366	13.6	60,223	42.9	50,098	58.9	31,888	69.7
Interim period ended September 30, 2006	484,681	1.8	42,133	153.2	31,534	253.3	18,794	766.5
Year ended March 31, 2007	1,061,786	–	98,729	–	76,226	–	47,799	–

	Net income per share	Fully diluted net income per share
	(¥)	(¥)
Interim period ended September 30, 2007	117.98	–
Interim period ended September 30, 2006	69.50	–
Year ended March 31, 2007	176.79	–

Note: Equity in earnings (losses) of affiliated companies: Interim period ended September 30, 2007: ¥ (1,295) million
Interim period ended September 30, 2006: ¥ (1,196) million
Year ended March 31, 2007: ¥ (2,394) million

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	(¥ million)	(¥ million)	%	(¥)
Interim period ended September 30, 2007	1,110,835	372,473	32.4	1,330.89
Interim period ended September 30, 2006	982,718	317,389	31.3	1,138.06
Year ended March 2007	1,091,800	344,871	30.6	1,236.34

Note: Equity for: Interim period ended September 30, 2007: ¥ 359,703 million
Interim period ended September 30, 2006: ¥ 307,711 million
Year ended March 31, 2007: ¥ 334,210 million

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	(¥ million)	(¥ million)	(¥ million)	(¥ million)
Interim period ended September 30, 2007	37,673	(33,126)	(11,137)	168,263
Interim period ended September 30, 2006	39,966	(30,193)	(15,017)	154,580
Year ended March 2007	108,400	(96,481)	2,192	174,802

2. Dividends

(Record date)	Cash dividends per share Interim	Year-end	Annual
	(¥)	(¥)	(¥)
Year ended March 2007	11.00	24.00	35.00
Year ending March 2008	20.00	–	40.00
Year ending March, 2008 (Forecast)	–	20.00	

3. Forecast of Consolidated Financial Results for Fiscal 2008 (From April 1, 2007 to March 31, 2008)

(% indicates changes from the previous corresponding term)

	Sales		Operating income		Current income		Current net income		Current net income per share
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥)
Full year	1,163,000	9.5	125,000	26.6	100,000	31.2	60,000	25.5	222.00

* The above forecasts include projections based on forward-looking assumptions, projections, and plans available as of the date of the release of this document. Actual results may differ significantly from the projected values due to risks or uncertain factors with respect to the world economy, competition and exchange rate fluctuations, among others. For further information on the above forecasts, please refer to pp. 7-8.

4. Others

(1) Significant changes of subsidiaries during period under review (affecting specific subsidiaries due to changes in scope of consolidation): Not applicable

(2) Changes in the accounting principles, accounting procedures, presentation, etc., related to preparation of consolidated financial statements for this interim period (those to be described as changes in significant matters that are the basis for preparing consolidated financial statements for this interim period)

1) Changes due to the revision of accounting standards, etc.: Yes

2) Any changes other than 1) above: None

Note: For details, please refer to "Changes in the Basis of Presenting the Consolidated Financial Statements" on p. 21.

(3) Total number of issued shares (common stock)

1) Total number of issued shares at the end of fiscal period (including treasury shares):

Interim period ended September 30, 2007: [•] shares

Interim period ended September 30, 2006: [•] shares

Year ended March 2007: [•] shares

2) Total number of treasury shares at the end of fiscal period:

Interim period ended September 30, 2007: 1,010,871 shares

Interim period ended September 30, 2006: 901,331 shares

Year ended March 31, 2007: 961,805 shares

Note: Please refer to "Per-Share Data" on p. 27 for the number of shares that are used as the basis for the calculation of net income per share (consolidated).

Reference: Summary of Non-Consolidated Financial Results

(Interim period ended September 30, 2007: Figures are rounded off to the nearest million yen)
(Interim period ended September 30, 2006 and year ended March 31, 2007: Figures are truncated)

Non-Consolidated Financial Results for Interim period ended September 30, 2007 (April 1, 2007 to September 30, 2007)

(1) Non-Consolidated Results of Operations (% indicates changes from the same period of the previous year)

	Net sales		Operating income		Ordinary income		Net income	
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%
Interim period ended September 30, 2007	54,939	9.1	(1,921)	–	22,671	188.3	23,149	191.2
Interim period ended September 30, 2006	50,366	13.4	(1,292)	–	7,863	88.5	7,949	96.2
Year ended March 31, 2007	106,079	–	(4,723)	–	7,502	–	8,036	–

	Net income per share
	(¥)
Interim period ended September 30, 2007	85.64
Interim period ended September 30, 2006	29.40
Year ended March 31, 2007	29.72

(2) Non-Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	(¥ million)	(¥ million)	%	(¥)
Interim period ended September 30, 2007	567,194	252,127	44.5	932.86
Interim period ended September 30, 2006	510,320	238,213	46.7	881.03
Year ended March 31, 2007	572,678	236,136	41.2	873.54

Note: Equity for: Interim period ended September 30, 2007: ¥ 252,127 million
Interim period ended September 30, 2006: ¥ 238,213 million
Year ended March 31, 2007: ¥236,136 million

1. Results of Operations

(1) Analysis of Business Results

Review of Operations

Analysis of the overall operations

(Millions of yen)

	Net sales	Operating income	Ordinary income	Interim net income	Interim net income per share
Interim period ended September 30, 2007	550,366	60,223	50,098	31,888	¥117.98
Interim period ended September 30, 2006	484,681	42,133	31,534	18,794	¥69.50
Increase (Decrease) ratio	13.6%	42.9%	58.9%	69.7%	–

Comparison Table of Average Exchange Rate

	Interim period ended September 30, 2007	Interim period ended September 30, 2006
Against the U.S. dollar	¥119.33	¥115.38
Against the Euro	¥162.30	¥145.97

The Japanese economy has grown slowly during the interim period ended September 30, 2007, supported by increased business investment and increasing exports amidst improving corporate profits. Conversely, although an economic slowdown was felt in the U.S. due to, among others, the impact of the sub-prime mortgage crisis, the economy has continued its growth from the interim period ended September 30, 2006 in Asia, mainly in China, and economic growth continued to develop gradually in Europe.

With regard to the performance of the Olympus Group, consolidated net sales continued to be strong in the Imaging Systems Business, the Medical Systems Business, and the Life Sciences Business. Overall sales showed an increase of ¥65,685 million over the interim period ended September 30, 2006, and reached ¥550,366 million (13.6% increase over the interim period ended September 30, 2006).

Pertaining to operating profits, as a result of the increase in sales in the Imaging Systems Business contributing to an increase in profit, and the strong sales in both domestic and overseas markets of principal products in the Medical Systems Business, operating profits reached ¥60,223 million (42.9% increase compared to the interim period ended September 30, 2006).

Ordinary income amounted to ¥50,098 million (58.9% increase over the interim period ended September 30, 2006), a significant increase compared to the interim period ended September 30, 2006.

Interim net income was ¥31,888 million (69.7% increase over the interim period ended September 30, 2006) due primarily to extraordinary gains calculated as ¥2,323 million, and ¥20,588 million generated for corporate tax.

As a result current interim consolidated net sales, operating income, ordinary income, and interim net income each attained record highs.

Research and development expenses amounted to ¥29.4 billion interim period ended September 30, 2007.

The yen depreciation against both the U.S. dollar and the Euro, and the average exchange rate during the interim period ended September 30, 2007 was US$ 1 = ¥119.33 and EUR 1 = ¥162.30, the effect of which was to increase revenue in net sales by ¥23.4 billion.

The interim cash dividend increased by ¥9 compared to the interim period ended September 30, 2006 to ¥20 per share.

Analysis of the performance by segment

(Millions of yen)

	Net Sales			Operating Income (Loss)		
	Interim Period ended September 30, 2006	Interim period ended September 30, 2007	Increase (Decrease) ratio	Interim period ended September 30, 2006	Interim period ended September 30, 2007	Increase (Decrease) ratio
Imaging Systems	132,111	163,140	23.5%	14,478	21,560	7,082
Medical Systems	142,191	168,198	18.3%	39,066	49,523	10,457
Life Sciences	57,707	62,828	8.9%	3,384	2,829	(555)
Information & Communication	122,897	124,849	1.6%	(319)	600	919
Others	29,775	31,351	5.3%	(478)	782	1,260
Subtotal	484,681	550,366	13.6%	56,131	75,294	19,163
Elimination or corporate	–	–	–	(13,998)	(15,071)	(1,073)
Consolidated total	484,681	550,366	13.6%	42,133	60,223	18,090

Note: Businesses are segmented by evaluating similarities of sales markets and businesses established based on lines of product.

Imaging Systems Business

Consolidated Net sales for the Imaging Systems Business was ¥163,140 million (23.5% increase over the interim period ended September 30, 2006) while operating income reached ¥21,560 million (48.9% increase over the interim period ended September 30, 2006).

In the digital camera field, distinctive product strategies were developed, and both domestic and overseas revenue increased substantially. Two new models of single-lens reflex camera – the "E-410", which is the world's smallest, thinnest and lightest single-lens reflex camera*, and the "E-510", which has a built-in image stabilization function – were released, and sales improved. High-performance compact digital cameras such as the "Camedia SP Series", which has an 18x optical zoom lens, and the "μ[mju:] SW Series" which offers enhanced shock, water and dust resistance, were well-received in the market, and sales of the "Camedia FE Series", which focuses on ease of operation, improved.

In the voice recorders field, both the separate-type IC recorder "Voice-Trek V Series", which can be directly connected to a personal computer, and the "DS Series", which offers high-quality sound recording and playback, performed well and domestic sales increased. Overseas, market sales in the U.S. and in Europe, mainly of the "VN Series", were strong and contributed to an overall increase in revenue in the voice recorders field.

In addition, the number of sales of lens barrel units in the optical components field increased significantly.

The operating income increased substantially as a result of the increase in sales of digital cameras and thorough inventory control.

* as of October 2007, among interchangeable lens single-lens reflex digital cameras.

Medical Systems Business

Consolidated net sales in the Medical Systems Business amounted to ¥168,198 million (18.3% increase over the interim period ended September 30, 2006), while operating income amounted to ¥49,523 million (26.8% increase over the interim period ended September 30, 2006).

In the medical endoscope field, the "EVIS LUCERA SPECTRUM," which contributes to the early detection of cancer, among others, by enabling observation using specialized light spectra, and the upper gastrointestinal endoscope which may be inserted either nasally or orally, performed well in the domestic sales market, while sales of the "EVIS EXERA II", a high-resolution HDTV endoscope system featuring observation using specialized light spectra, improved in overseas markets which led to a significant increase in sales.

In the fields of MIP such as surgical and EndoTherapy products, products related to gastrotomy catheters which provide nutrition directly to the stomach contributed to an increase in sales in the domestic market, while the sale of disposable single use high-frequency electrosurgical knife was strong. In overseas markets, revenue increased as a result of the high-resolution HDTV videoscope for the abdominal and chest cavities being received well in the surgical field, and because of a significant increase in sales of haemostatic system products in Europe.

In addition, the Company is continuing its activities to raise awareness of the importance of screening for stomach and colorectal cancer. Such activities include the "Brave Circle" colorectal cancer awareness campaign, naming July 14 "Endoscope Day" and conducting a survey of peoples' attitudes towards endoscopic examinations.

Operating income increased as a result of an increase in sales in each field.

Life Sciences Business

Consolidated net sales for the Life Sciences Business was ¥62,828 million (8.9% increase over the interim period ended September 30, 2006), while operating income amounted to ¥2,829 million (16.4% decrease compared to the interim period ended September 30, 2006).

In the micro-imaging (microscopes) field, revenue increased as a result of increase of sales of the "FLUOVIEW" series, a confocal laser scanning microscope for biological use in China, where the scale of the optical imaging market is expanding, and sales continuing to be strong in the U.S. and European markets. With respect to industrial microscopes, in addition to the improving sales of inspection equipment for flat panel display in the domestic market, market conditions in part of Asia recovered, and sales in the field as a whole remained steady.

In the diagnostic systems field, revenue increased as a result of the expansion in sales of the compact blood analyzer (clinical chemistry analyzer) in Brazil, and the strong sales performance of the large blood analyzer (clinical chemistry analyzer) in China.

With respect to operating income, despite the expansion of sales mainly in overseas markets, development investments aimed at future business expansion led to a decline in profit.

Information & Communication Business

Consolidated net sales for the Information & Communication business was ¥124,849 million (1.6% increase over the interim period ended September 30, 2006), while operating income showed ¥600 million (operating loss of ¥319 million in the interim period ended September 30, 2006).

Since revising its 3-year business plan as of May 2007, ITX Corporation, the Company's consolidated subsidiary which manages the Information & Communication business, has been addressing the ongoing optimization of their portfolio through further improvement of "building a stable consolidated business profit base" and "accelerating the investment cycle", and working on the improvement of equipment sales and services and the growth of investment and business.

With regard to net sales, the after-market business of automobiles conducted by Broadleaf Co., Ltd. continued to produce strong results and IT Telecom established new stores selling mobile handsets, the result of which was an increase of revenue.

With regard to operating income/loss, efforts to strengthen the business profit base such as increasing profitability through an increase in sales at stores selling mobile handsets, and the promotion of improvements of management efficiency resulted in the recording of an operating income, a complete turnaround from the operating loss recorded in the interim period ended September 30, 2006.

Others Businesses

Consolidated net sales for Others businesses were ¥31,351 million (5.3% increase on the interim period ended September 30, 2006), while operating income showed ¥782 million (a decrease of ¥478 million on the interim period ended September 30, 2006).

In the non-destructive testing equipment field, the new compact and light portable ultrasound testing devices and highly durable portable industrial endoscopes (the "IPLEX FX") continued to sell well and successful improvements were made to sales systems in Japan, the U.S and Europe, which led to a significant increase in revenue.

The information equipment field maintained steady results overall, due to factors such as the increase in shipment volume of printers manufactured through the business collaboration with Riso Kagaku Corporation.

In the biomechanical materials field, the Company endeavored to strengthen its business through establishing a new joint company, Olympus Terumo Biomaterials Corp., together with Terumo Corporation in April of this year. The increased sales of "Terudermis" artificial skin and "Teruplug" a protective material for tooth extractions contributed to an increase in revenue, as did the commencement full-scale sales in overseas markets.

In addition, the acquisition of shares in the health-related business of ITX Corporation also contributed to the increase in revenue.

With regard to operating income/loss, results such as the expansion of overseas sales in the non-destructive testing equipment field brought about operating income, a complete turnaround from the operating loss recorded in the interim period ended September 30, 2006.

Forecast for the Next Year

Forecast for the overall business results and analysis of the assumptions thereof

It is expected that Japan's economy will continue to gradually expand. Furthermore, the world economy is expected to grow despite some concerns pertaining to the fluctuation in crude oil prices and the American economy.

In light of this situation, the Olympus Group will reinforce organizational ability and execute effective strategies based on our mid-term business plan ('06 corporate strategic Plan), and will seek to maximize corporate value.

In the Imaging Systems Business, our competitive edge will be reinforced through continued efforts to improve profitability. Allocation of operating resources will be focused to establish a firm position in the field of digital single-lens reflex (D-SLR) cameras, and business efficiency will be improved to obtain steady profit assurance in the field of compact cameras. Expansion of profitability will also be focused on the optical components field, such as sales of lens barrel units.

In the Medical Systems business, we intend to build a system to enable us to respond promptly to changes in the business environment and realize a steady increase in profit. By taking maximum advantage of our strengths in Endoscopes, we will aim for the further development of surgical and EndoTherapy products. Furthermore, we will continue to promote the solution business, which we began as a high value-added service. We will also continue to reinforce the comprehensive strength of the Medical Systems Business centering around gastrointestinal endoscopes through the strengthening of the

maintenance service systems, together with our sales force.

In addition, efforts will also be made to create new business opportunities, and necessary strategic investments will be made in order to foster businesses related to the medical/health care area and the imaging/information area.

The forecast for the fiscal year 2008 is as follows.

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share (in yen)
Year ending March 2008	1,163,000	125,000	100,000	60,000	¥222.00
Year ended March 31, 2007	1,061,786	98,729	76,226	47,799	¥176.79
Increase (Decrease) ratio	9.5%	26.6%	31.2%	25.5%	-

It is expected that net sales, operating income, ordinary income, and net income will each reach record highs due to a steady increase of net assets and decrease of cost of sales, in addition to favorable business results in the first half of the fiscal year.

The exchange rate used as the basis of calculation for the fiscal year 2008 is US$ 1 = ¥117 and EUR 1 = ¥161.

Forecast by segment and analysis of the assumptions thereof

(Millions of yen)

	Net Sales			Operating Income (Loss)		
	Interim period ended September 30, 2006	Interim period ended September 30, 2007	Increase (Decrease) ratio	Interim period ended September 30, 2006	Interim period ended September 30, 2007	Increase (Decrease) ratio
Imaging Systems	294,303	348,000	18.2%	27,208	40,000	12,792
Medical Systems	311,709	352,000	12.9%	87,853	107,500	19,647
Life Sciences	123,706	130,000	5.1%	8,079	6,000	(2,079)
Information & Communication	267,691	263,000	(1.8%)	2,716	1,000	(1,716)
Others	64,377	70,000	8.7%	872	1,500	628
Subtotal	1,061,786	1,163,000	9.5%	126,728	156,000	29,272
Elimination or Corporate	-	-	-	(27,999)	(31,000)	(3,001)
Consolidated Total	1,061,786	1,163,000	9.5%	98,729	125,000	26,271

Note: Businesses are segmented by adding similar sales markets to businesses established based on the product lines.

In the Imaging Systems Business, revenue and profit are expected to increase due to the continued success of digital camera sales and improvements in business efficiency.

In the Medical Systems Business, revenue and profit are expected to increase due to the steady maintenance of sales of new products such as endoscopes that enable observation using specialized light spectra, among others.

In the Life Sciences Business, despite an increase in revenue in net sales due to a steady sales increase, mainly in overseas markets, operating income is expected to decrease as a result of continuing anticipatory investment in research and development.

In the Information & Communication Business, although the sales of mobile handsets, among others, remain stable, due to the decrease in profit from the sale of the investment consultation business, revenue and profit are expected to decrease.

As for Others, an increase in revenue and profit is expected due to sales expansion, especially in the field of non-destructive testing equipment.

(2) Financial Position

Analysis of the Status of Assets, Liabilities, Net Assets, and Cash Flows in the Current Year

Analysis of assets, liabilities and net assets

(Millions of yen)

	End of interim period ended September 30, 2006	End of year ended March 31, 2007	End of interim period ended September 30, 2007	Increase (Decrease) against year ended March 31, 2007	Increase (Decrease) ratio
Total Assets	982,716	1,091,800	1,110,835	19,035	1.7%
Net Assets	317,389	344,871	372,473	27,602	8.0%
Equity Ratio	31.3%	30.6%	32.4%	1.8%	-

As a result of increases in current assets (such as inventory assets), fixed assets, investments and other assets, assets for the interim period ended September 30, 2007 increased by ¥19,035 million.

Net assets at the end of the interim period ended September 30, 2007 increased by ¥31,888 million compared to the net assets at the end of the year ended March 31, 2007, because, among other factors, ¥27,602 million was calculated as net income for the interim period ended September 30, 2007. As a result, the equity ratio increased to 32.4%.

Analysis of cash flows

(Millions of yen)

	Interim period ended September 30, 2006	Interim period ended September 30, 2007	Increase (Decrease)
Cash flows from operating activities	39,966	37,673	(2,293)
Cash flows from investing activities	(30,193)	(33,126)	(2,933)
Cash flows from financing activities	(15,017)	(11,137)	3,880
Balance of cash and cash equivalents at end of period	154,580	168,263	13,683

"Cash flows from operating activities" increased by ¥37,673 million (¥2,293 million decrease compared to the interim period ended September 30, 2006). The main reason for this is the increase (of ¥22,721 million) in interim net income before provision for income taxes, etc. due to favorable trends in the Imaging Systems and Medical Systems businesses.

"Cash flows from investing activities" decreased by ¥33,126 million (decrease by ¥2,933 million from the interim period ended September 30, 2006). The main reason for this is expenditure of ¥28,516 million on purchases of property, plant and equipment, etc.

"Cash flows from financing activities" decreased by ¥11,137 million (an increase of ¥3,880 million on the interim period ended September 30, 2006). The main reason is expenditures such as repayment of ¥7,932 million on long-term debt and the payment of ¥6,488 million as dividends.

Consequently, the balance of cash and cash equivalents at the end of the interim period ended September 30, 2007 amounted to ¥168,263 million, a decrease of ¥6,539 million compared to the balance as of the end of the year ended March 31, 2007.

Cash Flows Indicators

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007	Interim period ended September 30, 2007
Equity ratio (%)	28.1	29.8	30.6	32.4
Market value equity ratio (%)	76.8	95.9	99.8	114.8
Debt redemption period (years)	37.1	9.1	4.3	6.1
Interest coverage ratio (times)	1.5	5.3	8.7	5.6

Notes: Equity ratio: Shareholders' equity / Total assets

Market value equity ratio: Total market capitalization / Total assets

Debt redemption period (years): Interest-bearing debt / Operating cash flow

Interest coverage ratio: Operating cash flow / Interest payment

1. Each index was calculated by financial index of consolidated basis.
2. The market capitalization is calculated by multiplying the closing share price on the final trading day of the fiscal period by the number of shares issued and outstanding (excluding treasury stocks) as of the end of the corresponding fiscal period.
3. Operating cash flow equals cash flows from operating activities. Interest-bearing debt includes all liabilities on which interest is paid stated in the Consolidated Balance Sheets. Furthermore, the amount of interest paid on the Consolidated Cash Flow Statement is used for interest payments.
4. Because cash flow is calculated on an annual basis, the debt redemption period (years) for the current interim period has been doubled, for calculation purposes.

(3) Basic Strategy for Profit Sharing and Dividend for the Current Interim Period

In order to respond to the expectations of our shareholders we set our basic strategy to dividends, taking into consideration performance while securing continued profit sharing. Specifically, we determined the dividend amount by taking into consideration the operating environment and financial position, and by setting the dividend pay out ratio at 20% of the consolidated base as a basis. Retained earnings will be invested in the reinforcement of existing businesses, capital affiliation for the creation of new businesses, research development, business investment, which will be proactively carried out to improve long-term corporate value.

Interim dividends per share for the interim period ended September 30, 2007 are set at ¥20, an increase of ¥9 over the interim period ended September 30, 2006 dividend of ¥11. The amount of dividends for the fiscal year ended March 31, 2008 is expected to be ¥40 per share (¥20 for interim dividends, and ¥20 for year-end dividends).

2. Status of the Corporate Group

Because there are no significant changes from the "business diagram (type of business)" or "status of subsidiaries and affiliates" in the recent Securities Report (submitted on June 28, 2007), disclosure has been omitted.

3. Operating Policy

Because there are no significant changes from the interim financial results for the year ended March 31, 2007 (submitted on November 7, 2006), disclosure has been omitted.

Relevant financial results are available on the following Websites.

Website of the Company

http://www.olympus.co.jp/jp/corc/ir/

Website of the Tokyo Stock Exchange (search page for listed companies)

http://www.tse.or.jp/listing/compsearch/index.html

4. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(Millions of yen)

Items \ Fiscal Period	Consolidated Interim Period ended September 30, 2006		Consolidated Interim Period ended September 30, 2007		Consolidated Fiscal Year ended March 31, 2007		Increase (Decrease)
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	
ASSETS		%		%		%	
Current Assets	**473,816**	**48.2**	**578,333**	**52.1**	**572,838**	**52.5**	**5,495**
Cash and time deposits	160,545		179,589		216,586		(36,997)
Notes and accounts receivable	165,192		189,866		192,855		(2,989)
Marketable securities	10		28,301		8,347		19,954
Inventories	93,130		104,678		89,847		14,831
Deferred income taxes	26,433		34,161		32,319		1,842
Others	31,658		45,116		36,265		8,851
Allowance for doubtful accounts	(3,152)		(3,378)		(3,381)		3
Fixed Assets	**508,902**	**51.8**	**532,502**	**47.9**	**518,962**	**47.5**	**13,540**
Property, plant and equipment	134,927	13.7	145,722	13.1	140,089	12.8	5,633
Buildings and structures	58,693		64,036		63,300		736
Machinery and equipment	18,754		17,837		18,526		(689)
Tools, furniture and fixtures	37,101		40,496		38,421		2,075
Land	18,003		22,120		18,736		3,384
Construction in progress	2,376		1,233		1,106		127
Intangible fixed assets	104,636	10.7	100,203	9.0	100,351	9.2	(148)
Goodwill	82,915		80,373		78,718		1,655
Others	21,721		19,830		21,633		(1,803)
Investments and other assets	269,339	27.4	286,577	25.8	278,522	25.5	8,055
Investment securities	209,682		214,364		216,636		(2,272)
Deferred income taxes	9,497		10,255		9,606		649
Others	50,607		62,492		52,763		9,729
Allowance for doubtful accounts	(447)		(534)		(483)		(51)
Total Assets	**982,718**	**100.0**	**1,110,835**	**100.0**	**1,091,800**	**100.0**	**19,035**

Note: Increase/Decrease above indicates difference between the consolidated interim period ended September 30, 2007 and the consolidated fiscal year ended March 31, 2007.

(Millions of yen)

Items \ Fiscal Period	Consolidated Interim Period ended September 30, 2006		Consolidated Interim Period ended September 30, 2007		Consolidated Fiscal Year ended March 31, 2007		Increase (Decrease)
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	
LIABILITIES		%		%		%	
Current Liabilities	**358,986**	**36.5**	**435,144**	**39.2**	**410,116**	**37.6**	**25,028**
Notes and accounts payable	79,312		90,997		100,252		(9,255)
Short-term borrowings	142,236		151,102		148,517		2,585
Current maturities of bonds	10,072		30,076		94		29,982
Accrued expenses	66,476		77,796		77,526		270
Income taxes payable	11,661		13,407		16,631		(3,224)
Warranty reserve	5,601		8,914		8,758		156
Others	43,628		62,852		58,338		4,514
Long-term Liabilities	**306,343**	**31.2**	**303,218**	**27.3**	**336,813**	**30.8**	**(33,595)**
Long-term bonds, less current maturities	105,416		110,458		140,480		(30,022)
Long-term borrowings, less current maturities	180,415		166,720		173,123		(6,403)
Severance and retirement allowance	8,991		9,844		9,529		315
Severance and retirement allowance for directors and corporate auditors	111		102		83		19
Others	11,410		16,094		13,598		2,496
Total Liabilities	**665,329**	**67.7**	**738,362**	**66.5**	**746,929**	**68.4**	**(8,567)**
Shareholders' Equity	**287,948**	**29.3**	**335,413**	**30.2**	**310,239**	**28.4**	**25,174**
Common stock	48,332		48,332		48,332		–
Capital surplus	73,049		73,049		73,049		–
Retained earnings	168,599		216,522		191,122		25,400
Treasury stock, at cost	(2,032)		(2,490)		(2,264)		(226)
Valuation and Translation Adjustments	**19,763**	**2.0**	**24,290**	**2.2**	**23,971**	**2.2**	**319**
Net unrealized holding gains on securities	15,159		14,582		16,078		(1,496)
Deferred losses on hedges	(377)		(486)		(184)		(302)
Foreign currency translation adjustments	4,981		10,194		8,077		2,117
Minority Interests	**9,678**	**1.0**	**12,770**	**1.1**	**10,661**	**1.0**	**2,109**
Total Net Assets	**317,389**	**32.3**	**372,473**	**33.5**	**344,871**	**31.6**	**27,602**
Total Liabilities and Net Assets	**982,718**	**100.0**	**1,110,835**	**100.0**	**1,091,800**	**100.0**	**19,035**

Note: "Increase (Decrease)" above indicates difference between the consolidated interim period ended September 30, 2007 and the consolidated fiscal year ended March 31, 2007.

(2) Interim Consolidated Statements of Income

(Millions of yen)

Items / Fiscal Period	Consolidated Interim Period ended September 30, 2006		Consolidated Interim Period ended September 30, 2007		Increase (Decrease)	Consolidated Fiscal Year ended March 31, 2007	
	Amount	Proportion	Amount	Proportion	Amount	Amount	Proportion
		%		%			%
Net sales	484,681	100.0	550,366	100.0	65,685	1,061,786	100.0
Cost of sales	279,714	57.7	299,040	54.3	19,326	611,503	57.6
Gross profit	204,967	42.3	251,326	45.7	46,359	450,283	42.4
Selling, general and administrative expenses	162,834	33.6	191,103	34.8	28,269	351,554	33.1
Operating income	42,133	8.7	60,223	10.9	18,090	98,729	9.3
Non-operating income	2,911	0.6	4,402	0.8	1,491	6,330	0.6
Interest income	904		1,678		774	1,799	
Others	2,007		2,724		717	4,531	
Non-operating expenses	13,510	2.8	14,527	2.6	1,017	28,833	2.7
Interest expenses	5,824		6,846		1,022	12,567	
Net loss of investment in affiliated companies carried on the equity method	1,196		1,295		99	2,394	
Foreign currency exchange loss	1,939		370		(1,569)	4,120	
Others	4,551		6,016		1,465	9,752	
Ordinary income	31,534	6.5	50,098	9.1	18,564	76,226	7.2
Extraordinary gains	75	0.0	2,323	0.4	2,248	731	0.0
Gain on sales of investment securities in subsidiaries and affiliates	75		303		228	163	
Gain on changes in equity	–		1,909		1,909	–	
Gain on sales of investment securities	–		111		111	568	
Extraordinary losses	1,909	0.4	–	–	(1,909)	3,377	0.3
Impairment loss on fixed assets	417		–		(417)	1,619	
Loss on valuation of investment securities	1,492		–		(1,492)	1,756	
Others	–		–		–	2	
Income before provision for income taxes	29,700	6.1	52,421	9.5	22,721	73,580	6.9
Provision for income taxes:							
- Current	14,056	2.9	20,164	3.6	6,108	31,682	3.0
- Deferred	(2,292)	(0.5)	424	0.1	2,716	(5,601)	(0.6)
Minority interests	(858)	(0.2)	(55)	(0.0)	803	(300)	(0.0)
Net income	18,794	3.9	31,888	5.8	13,094	47,799	4.5

Note: "Increase (Decrease)" above indicates difference between the consolidated interim period ended September 30, 2007 and the consolidated interim period ended September 30, 2006.

(3) Interim Consolidated Statement of Changes in Shareholder's Equity

Consolidated Interim period ended September 30, 2006 (April 1, 2006 to September 30, 2006)

(Millions of yen)

Item	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2006	48,332	73,049	153,864	(1,884)	273,361
Dividends from surplus (Note)			(3,921)		(3,921)
Bonuses to directors (Note)			(138)		(138)
Net income			18,794		18,794
Acquisition of treasury stock				(148)	(148)
Net changes of items other than shareholders' equity during the interim period					
Total changes during the interim period	–	–	14,735	(148)	14,587
Balance as of September 30, 2006	48,332	73,049	168,599	(2,032)	287,948

Item	Valuation and Translation Adjustments				Minority Interest	Total Net Assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Foreign currency translation adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2006	16,422	–	873	17,295	9,657	300,313
Dividends from surplus (Note)						(3,921)
Bonuses to directors (Note)						(138)
Net income						18,794
Acquisition of treasury stock						(148)
Net changes of items other than shareholders' equity during the interim period	(1,263)	(377)	4,108	2,468	21	2,489
Total changes during the interim period	(1,263)	(377)	4,108	2,468	21	17,076
Balance as of September 30, 2006	15,159	(377)	4,981	19,763	9,678	317,389

Note: Appropriation of profit based on the resolution at the ordinary general meeting of shareholders held in June 2006.

Consolidated Interim Period ended September 30, 2007 (April 1, 2007 to September 30, 2007)

(Millions of yen)

Item		Shareholders' Equity				
		Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2007		48,332	73,049	191,122	(2,264)	310,239
	Dividends from surplus			(6,488)		(6,488)
	Net income			31,888		31,888
	Acquisition of treasury stock				(226)	(226)
	Net changes of items other than shareholders' equity during the interim period					–
Total changes during the interim period		–	–	25,400	(226)	25,174
Balance as of September 30, 2007		48,332	73,049	216,522	(2,490)	335,413

Item		Valuation and Translation Adjustments				Minority Interest	Total Net Assets
		Net unrealized holding gains on securities	Deferred losses on hedges	Foreign currency translation adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2007		16,078	(184)	8,077	23,971	10,661	344,871
	Dividends from surplus						(6,488)
	Net income						31,888
	Acquisition of treasury stock						(226)
	Net changes of items other than shareholders' equity during the interim period	(1,496)	(302)	2,117	319	2,109	2,428
Total changes during the interim period		(1,496)	(302)	2,117	319	2,109	27,602
Balance as of September 30, 2007		14,582	(486)	10,194	24,290	12,770	372,473

Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)

(Millions of yen)

Item	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2006	48,332	73,049	153,864	(1,884)	273,361
Dividends from surplus (Note)			(3,921)		(3,921)
Dividends from surplus			(2,974)		(2,974)
Bonuses to directors (Note)			(137)		(137)
Net income			47,799		47,799
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.K.			(1,066)		(1,066)
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.S.			(2,443)		(2,443)
Acquisition of treasury stock				(380)	(380)
Net changes of items other than shareholders' equity during the fiscal year					
Total changes during the fiscal year	–	–	37,258	(380)	36,878
Balance as of March 31, 2007	48,332	73,049	191,122	(2,264)	310,239

Item	Valuation and Translation Adjustments				Minority Interest	Total Net Assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Foreign currency translation adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2006	16,422	–	873	17,295	9,657	300,313
Dividends from surplus (Note)						(3,921)
Dividends from surplus						(2,974)
Bonuses to directors (Note)						(137)
Net income						47,799
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.K.						(1,066)
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.S.						(2,443)
Acquisition of treasury stock						(380)
Net changes of items other than shareholders' equity during the fiscal year	(344)	(184)	7,204	6,676	1,004	7,680
Total changes during the fiscal year	(344)	(184)	7,204	6,676	1,004	44,558
Balance as of March 31, 2007	16,078	(184)	8,077	23,971	10,661	344,871

Note: Appropriation of profit based on the resolution at the ordinary general meeting of shareholders held in June 2006.

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Item \ Fiscal Period	Consolidated Interim Period ended September 30, 2006	Consolidated Interim Period ended September 30, 2007	Increase (Decrease)	Consolidated Fiscal Year ended March 31, 2007
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
1. Income before provision for income taxes	29,700	52,421	22,721	73,580
2. Depreciation	14,507	17,334	2,827	30,404
3. Amortization of goodwill	3,538	3,864	326	7,868
4. Increase (decrease) of severance and retirement allowance	(264)	283	547	183
5. Decrease (increase) in prepaid expenses of pensions	(1,228)	(1,590)	(362)	673
6. Interest and dividend income	(1,251)	(2,304)	(1,053)	(2,314)
7. Interest expenses	5,824	6,846	1,022	12,567
8. Loss on investment in affiliated companies carried on the equity method	1,196	1,295	99	2,394
9. Gain on changes in equity	–	(1,909)	(1,909)	–
10. Loss on valuation of investment securities	1,492	–	(1,492)	1,756
11. Impairment loss on fixed assets	417	–	(417)	1,619
12. Decrease (increase) in notes and accounts receivable	6,437	5,028	(1,409)	(17,432)
13. Decrease (increase) in inventories	1,798	(13,846)	(15,644)	6,821
14. Increase (decrease) in notes and accounts payable	(8,197)	(9,143)	(946)	11,528
15. Increase in accounts payable	4,301	7,761	3,460	–
16. Increase (decrease) in accrued expenses	5,915	(74)	(5,989)	15,871
17. Other operating activities	(3,739)	(50)	3,689	1,300
Subtotal	60,446	65,916	5,470	146,818
18. Interest and dividend received	1,248	2,278	1,030	2,341
19. Interest paid	(6,078)	(6,767)	(689)	(12,460)
20. Income taxes paid	(15,650)	(23,754)	(8,104)	(28,299)
Net cash provided by operating activities	39,966	37,673	(2,293)	108,400
II. Cash flows from investing activities				
1. Payments into time deposits	(3,500)	(39,307)	(35,807)	(41,379)
2. Withdrawal of time deposits	4,186	41,570	37,384	6,609
3. Expenditure on acquisition of securities	–	–	–	(8,365)
4. Proceeds from sales of securities	1,200	2,460	1,260	1,266
5. Expenditure on acquisition of tangible fixed assets	(26,784)	(28,516)	(1,732)	(41,269)
6. Expenditure on acquisition of investment securities	(4,857)	(4,304)	553	(15,405)
7. Proceeds from sales of investment securities	1,161	4,844	3,683	4,360
8. Expenditure on acquisition of securities of subsidiaries associated with the change in scope of consolidation	(2,199)	(1,364)	835	(2,409)
9. Proceeds from (expenditure on) sales of stocks of subsidiaries associated with the change in scope of consolidation	–	197	197	(231)
10. Proceeds from sales of stock of consolidated subsidiaries	–	607	607	–
11. Expenditure on lending	–	(9,681)	(9,681)	–
12. Proceeds from collection of loans	–	174	174	–
13. Other investing activities	600	194	(406)	342
Net cash used in investing	(30,193)	(33,126)	(2,933)	(96,481)

Note: "Increase (Decrease)" above indicates difference between the consolidated interim period ended September 30, 2007 and the consolidated interim period ended September 30, 2006.

(Millions of yen)

Item \ Fiscal Period	Consolidated Interim Period ended September 30, 2006	Consolidated Interim Period ended September 30, 2007	Increase (Decrease)	Consolidated Fiscal Year ended March 31, 2007
	Amount	Amount	Amount	Amount
III. Cash flows from financing activities				
1. Net increase (decrease) in short-term borrowings	(20,057)	98	20,155	(20,025)
2. Proceeds from long-term borrowings	19,001	1,738	(17,263)	19,242
3. Repayment of long-term borrowings	(5,395)	(7,932)	(2,537)	(10,141)
4. Proceeds from issuance of bond	9,820	–	(9,820)	44,384
5. Expenditure on redemption of bond	(15,036)	(58)	14,978	(25,092)
6. Proceeds from stock issuance to minority shareholders	719	1,767	1,048	1,099
7. Cash dividends paid	(3,921)	(6,488)	(2,567)	(6,895)
8. Cash dividends paid to minority shareholders	–	(36)	(36)	–
9. Other financing activities	(148)	(226)	(78)	(380)
Net cash provided by financing activities	(15,017)	(11,137)	3,880	2,192
IV. Effect of exchange rate changes on cash and cash equivalents	517	51	(466)	1,298
V. Increase (decrease) in cash and cash equivalents	(4,727)	(6,539)	(1,812)	15,409
VI. Balance of cash and cash equivalents at beginning of year	159,307	174,802	15,495	159,307
VII. Increase in cash and cash equivalents due to new consolidation	–	–	–	146
VIII. Decrease in cash and cash equivalents due to exclusion of consolidation	–	–	–	(60)
IX. Balance of cash and cash equivalents at end of fiscal period	154,580	168,263	13,683	174,802

Note: "Increase (Decrease)" above indicates difference between the consolidated interim period ended September 30, 2007 and the consolidated interim period ended September 30, 2007.

Basis of Preparing the Interim Consolidated Financial Statements

Because there are no significant changes other than the matter described below from the recent semi-annual securities report (submitted on December 12, 2006), disclosure has been omitted.

Changes in the Basis of Presenting the Interim Consolidated Financial Statements

1. Method of depreciation of fixed assets

Beginning from the interim period ended September 30, 2007, pursuant to the amendments to the Corporation Tax Law ("Law on partial amendments to corporation tax law" (March 30, 2007, Law No.6) and "Government ordinance on partial amendments to the enforcement order regarding corporation tax law" (March 30, 2007, Government Ordinance No. 83)), the methods by which fixed assets obtained on or after April 1, 2007 are calculated are based on the post-amended Corporation Tax Law. The changes had minor impact on profit and loss.

Notes

Omission of disclosure

Notes related to lease transactions, securities and derivative transactions, among others, are omitted because their disclosure in the interim financial results is not regarded to be necessary.

The aforementioned Notes will be included in the interim securities report scheduled to be submitted on December 14, 2007 and will be available on the Electronic Disclosure for Investors' Network (EDINET), an electronic disclosure system with respect to disclosed documents such as annual securities reports submitted pursuant to the Financial Instruments and Exchange Law.

Interim Consolidated Statements of Income

(Millions of yen)

	Consolidated Interim Period ended September 30, 2006	Consolidated Interim Period ended September 30, 2007	Consolidated Fiscal Year ended March 31, 2007
1. Major items and amounts of selling, general and administrative expenses			
Advertising and promotion expenses	21,718	28,304	48,463
Provision of allowance for doubtful accounts	–	63	218
Salaries and allowance	45,443	51,931	94,131
Bonuses	11,005	13,477	24,434
Retirement benefit expenses	3,165	1,685	5,981
Provision of severance and retirement allowance for directors and corporate auditors	22	23	45
Amortization of goodwill	3,538	3,864	7,868
Experiment and research expenses	13,743	17,651	32,167
Depreciation	8,645	10,801	19,552
2. Research and development expenses included in general and administrative expenses and production cost	25,506	29,433	55,531

5. Segment Information

(1) Segment Information by Type of Business

(Millions of yen)

	Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)							
	Imaging Systems	Medical Systems	Life Sciences	Information & Communication	Others	Total	Elimination or Corporate	Consolidated
Sales								
(1) Sales to outside customers	132,111	142,191	57,707	122,897	29,775	484,681	-	484,681
(2) Internal sales or transfer among segments	192	28	16	-	352	588	(588)	-
Total	132,303	142,219	57,723	122,897	30,127	485,269	(588)	484,681
Operating cost	117,825	103,153	54,339	123,216	30,605	429,138	13,410	442,548
Operating income (loss)	14,478	39,066	3,384	(319)	(478)	56,131	(13,998)	42,133

(Millions of yen)

	Consolidated Interim Period ended September 30, 2007 (April 1, 2007 to September 30, 2007)							
	Imaging Systems	Medical Systems	Life Sciences	Information & Communication	Others	Total	Elimination or Corporate	Consolidated
Sales								
(1) Sales to outside customers	163,140	168,198	62,828	124,849	31,351	550,366	-	550,366
(2) Internal sales or transfer among segments	217	23	111	-	210	561	(561)	-
Total	163,357	168,221	62,939	124,849	31,561	550,927	(561)	550,366
Operating cost	141,797	118,698	60,110	124,249	30,779	475,633	14,510	490,143
Operating income (loss)	21,560	49,523	2,829	600	782	75,294	(15,071)	60,223

(Millions of yen)

	Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)							
	Imaging Systems	Medical Systems	Life Sciences	Information & Communication	Others	Total	Elimination or Corporate	Consolidated
Sales								
(1) Sales to outside customers	294,303	311,709	123,706	267,691	64,377	1,061,786	-	1,061,786
(2) Internal sales or transfer among segments	455	76	37	-	596	1,164	(1,164)	-
Total	294,758	311,785	123,743	267,691	64,973	1,062,950	(1,164)	1,061,786
Operating cost	267,550	223,932	115,664	264,975	64,101	936,222	26,835	963,057
Operating income (loss)	27,208	87,853	8,079	2,716	872	126,728	(27,999)	98,729

1. The main products for each business segment are as follows:

   (1) Imaging Systems Business: Digital cameras, Film cameras, Voice recorders
   (2) Medical Systems Business: Medical endoscopes, Surgical endoscopes, EndoTherapy products, Ultrasound endoscopes
   (3) Life Sciences Business: Blood analyzer (clinical chemistry analyzer), Biological microscopes, Industrial microscopes
   (4) Information & Communication Business: Sales of mobile terminals including mobile phones, Mobile solution, Mobile content services, Development and sales of business package software, sales of network infrastructure systems, sales of semiconductor devices and electric equipment
   (5) Others Businesses: Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, System development, and others.

2. The amount of non-allocable operating expenses included in "Operating cost" for "Elimination or Corporate" which consisted mainly of expenses related to the corporate center of the parent company (management departments such as the Administrative Department) and the Research & Development Center:
   Consolidated interim period ended September 30, 2006: ¥13,998 million
   Consolidated interim period ended September 30, 2007: ¥15,071 million
   Consolidated fiscal year ended March 31, 2007: ¥27,999 million

(2) Segment Information by Region

(Millions of yen)

	Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)						
	Japan	North America	Europe	Asia	Total	Elimination or Corporate	Consolidated
Sales							
(1) Sales to outside customers	220,371	109,339	120,439	34,532	484,681	-	484,681
(2) Internal sales or transfer among segments	136,318	3,591	5,554	48,756	194,219	(194,219)	-
Total	356,689	112,930	125,993	83,288	678,900	(194,219)	484,681
Operating cost	316,899	105,944	121,694	78,353	622,890	(180,342)	442,548
Operating income	39,790	6,986	4,299	4,935	56,010	(13,877)	42,133

(Millions of yen)

	Consolidated Interim Period ended September 30, 2007 (April 1, 2007 to September 30, 2007)						
	Japan	North America	Europe	Asia	Total	Elimination or Corporate	Consolidated
Sales							
(1) Sales to outside customers	237,838	127,006	141,037	44,485	550,366	-	550,366
(2) Internal sales or transfer among segments	169,821	5,262	6,856	56,703	238,642	(238,642)	-
Total	407,659	132,268	147,893	101,188	789,008	(238,642)	550,366
Operating cost	357,529	120,704	137,459	95,048	710,740	(220,597)	490,143
Operating income	50,130	11,564	10,434	6,140	78,268	(18,045)	60,223

(Millions of yen)

	Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)						
	Japan	North America	Europe	Asia	Total	Elimination or Corporate	Consolidated
Sales							
(1) Sales to outside customers	474,372	242,760	270,824	73,830	1,061,786	-	1,061,786
(2) Internal sales or transfer among segments	301,331	7,606	11,238	100,867	421,042	(421,042)	-
Total	775,703	250,366	282,062	174,697	1,482,828	(421,042)	1,061,786
Operating cost	692,809	228,982	263,249	165,500	1,350,540	(387,483)	963,057
Operating income	82,894	21,384	18,813	9,197	132,288	(33,559)	98,729

1. Segmentation method of countries and regions
   Regions are classified into segments according to geographic proximity. Major countries other than Japan in each regional segment are as follows:
   (1) North America: U.S.A, Canada, Mexico and Brazil
   (2) Europe: Germany, UK, France, and others
   (3) Asia: Singapore, Hong Kong, China, Korea, Australia, and others

2. The amount of non-allocable operating expenses included in "Operating cost" for "Elimination or Corporate" which consisted mainly of expenses related to the corporate center of the parent company (management departments such as the Administrative Department) and the Research & Development Center:
   Consolidated interim period ended September 30, 2006: ¥13,998 million
   Consolidated interim period ended September 30, 2007: ¥15,071 million
   Consolidated fiscal year ended March 31, 2007: ¥27,999 million

(3) Overseas Sales

(Millions of yen)

	Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)				
	North America	Europe	Asia	Others	Total
I. Overseas sales	104,270	123,102	50,550	10,981	288,903
II. Consolidated sales					484,681
III. Percentage of overseas sales in consolidated sales	21.5%	25.4%	10.4%	2.3%	59.6%

(Millions of yen)

	Consolidated Interim Period ended September 30, 2007 (April 1, 2007 to September 30, 2007)				
	North America	Europe	Asia	Others	Total
I. Overseas sales	118,590	143,554	70,163	11,833	344,140
II. Consolidated sales					550,366
III. Percentage of overseas sales in consolidated sales	21.5%	26.1%	12.7%	2.2%	62.5%

(Millions of yen)

	Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)				
	North America	Europe	Asia	Others	Total
I. Overseas sales	229,235	278,514	114,404	24,887	647,040
II. Consolidated sales					1,061,786
III. Percentage of overseas sales in consolidated sales	21.6%	26.2%	10.8%	2.3%	60.9%

1. Regions are classified into segments according to geographic proximity. Major countries other than Japan in each regional segment are as follows:
   (1) North America: U.S.A and Canada
   (2) Europe: Germany, UK, France, and others
   (3) Asia: Singapore, Hong Kong, China, Korea, Australia, and others
   (4) Others: Central and South America, Africa, and others
2. Overseas sales refers to the sales of the Company and its subsidiaries in countries or regions other than Japan.

6. Production, Purchasing, Orders and Sales

Businesses are classified into segmens by adding similar sales markets to business categorized according to product lines. Purchasing performance is recorded in addition to production performance for certain consolidated subsidiaries, because they engage in the sale and service of equipments.

(1) Production Performance

(Millions of yen)

	Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)	Consolidated Interim Period ended September 30, 2006 (April 1, 2007 to September 30, 2007)	Increase (Decrease)		Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)
			Amount	Growth rate	
Imaging Systems	122,057	166,321	44,264	36.3%	279,478
Medical Systems	141,558	157,712	16,154	11.4%	318,922
Life Sciences	55,948	55,411	(537)	(1.0%)	116,858
Information & Communication	–	–	–	–	–
Others	21,514	23,337	1,823	8.5%	45,765
Total	341,077	402,781	61,704	18.1%	761,023

Notes: 1. The above amounts are calculated based on the sales price.
2. The above amounts do not include consumption tax.

(2) Purchasing Performance

(Millions of yen)

	Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)	Consolidated Interim Period ended September 30, 2006 (April 1, 2007 to September 30, 2007)	Increase (Decrease)		Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)
			Amount	Growth rate	
Imaging Systems	–	–	–	–	–
Medical Systems	–	–	–	–	–
Life Sciences	–	–	–	–	–
Information & Communication	104,862	104,904	42	0.0%	225,865
Others	12,410	11,706	(704)	(5.7%)	22,466
Total	117,272	116,610	(662)	(0.6%)	248,331

Note: The above amounts do not include consumption tax.

(3) Orders Received

As we have primarily adopted a make-to-stock production system, description of the situation relating to orders received has been omitted.

(4) Sales Performance

(Millions of yen)

		Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)		Consolidated Interim Period ended September 30, 2007 (April 1, 2007 to September 30, 2007)		Increase (Decrease)		Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Growth rate	Amount	Composition ratio
Imaging Systems	Domestic	14,536	11.0%	19,576	12.0%	5,040	34.7%	29,504	10.0%
	Overseas	117,575	89.0%	143,564	88.0%	25,989	22.1%	264,799	90.0%
	Total	132,111	27.3%	163,140	29.6%	31,029	23.5%	294,303	27.7%
Medical Systems	Domestic	35,407	24.9%	37,067	22.0%	1,660	4.7%	71,262	22.9%
	Overseas	106,784	75.1%	131,131	78.0%	24,347	22.8%	240,447	77.1%
	Total	142,191	29.3%	168,198	30.6%	26,007	18.3%	311,709	29.4%
Life Sciences	Domestic	15,046	26.1%	15,417	24.5%	371	2.5%	30,097	24.3%
	Overseas	42,661	73.9%	47,411	75.5%	4,750	11.1%	93,609	75.7%
	Total	57,707	11.9%	62,828	11.4%	5,121	8.9%	123,706	11.7%
Information & Communication	Domestic	115,442	93.9%	118,324	94.8%	2,882	2.5%	251,511	94.0%
	Overseas	7,455	6.1%	6,525	5.2%	(930)	(12.5%)	16,180	6.0%
	Total	122,897	25.4%	124,849	22.7%	1,952	1.6%	267,691	25.2%
Others	Domestic	15,347	51.5%	15,842	50.5%	495	3.2%	32,372	50.3%
	Overseas	14,428	48.5%	15,509	49.5%	1,081	7.5%	32,005	49.7%
	Total	29,775	6.1%	31,351	5.7%	1,576	5.3%	64,377	6.0%
Total	Domestic	195,778	40.4%	206,226	37.5%	10,448	5.3%	414,746	39.1%
	Overseas	288,903	59.6%	344,140	62.5%	55,237	19.1%	647,040	60.9%
	Total	484,681	100.0%	550,366	100.0%	65,685	13.6%	1,061,786	100.0%

Note: The above amounts do not include consumption tax.

7. Per-Share Data

	Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)	Consolidated Interim Period ended September 30, 2006 (April 1, 2007 to September 30, 2007)	Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)
Net assets per share	¥1,138.06	¥1,330.89	¥1,236.34
Net assets per share in the interim period	¥69.50	¥117.98	¥176.79

The fully diluted net income per share for the consolidated interim period ended September 30, 2006 is omitted, because there are no residual securities with share warrants.

The fully diluted net income per share for the consolidated fiscal year ended March 31, 2007 is omitted, because there are no residual securities which would have a dilutive effect.

Note: The basis for calculating net income per share is as follows:

(Millions of yen)

	Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)	Consolidated Interim Period ended September 30, 2007 (April 1, 2007 to September 30, 2007)	Consolidated Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)
Net income	18,794	31,888	47,799
Amount that does not belong to ordinary shareholder	–	–	–
Net income concerning common stock	18,794	31,888	47,799
Average number of shares during the year	270,404,809 shares	270,293,327 shares	270,376,574 shares
Outline of residual securities which were not included in the calculation of the fully diluted net income per share, due to the lack of dilutive effect	–	Stock warrants held as residual securities by consolidated subsidiaries.	Stock warrants held as residual securities by consolidated subsidiaries.

8. Subsequent Events

Not applicable

9. Interim Non-Consolidated Financial Statements etc.

(1) Interim Non-Consolidated Balance Sheets

(Millions of yen)

Items \ Fiscal Period	Interim Period ended September 30, 2006		Interim Period ended September 30, 2007		Fiscal Year ended March 31, 2007		Increase (Decrease)
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	
ASSETS		%		%		%	
Current Assets	**158,030**	**31.0**	**187,957**	**33.1**	**208,431**	**36.4**	**(20,475)**
Cash and time deposits	108,012		101,070		146,342		(45,273)
Notes receivable	403		586		563		22
Accounts receivable	20,593		22,085		22,543		(458)
Marketable securities	–		28,290		–		28,290
Inventories	9,595		11,257		10,678		579
Deferred income taxes	6,304		7,547		7,675		(129)
Others	13,151		17,198		20,760		(3,563)
Allowance for doubtful accounts	(30)		(76)		(133)		57
Fixed Assets	**352,289**	**69.0**	**379,237**	**66.9**	**364,247**	**63.6**	**14,990**
Property, plant and equipment	29,640	5.8	33,331	5.9	33,696	5.9	(365)
Buildings	10,273		13,318		13,846		(528)
Machinery and equipment	3,489		3,527		3,767		(241)
Land	9,223		10,284		10,284		–
Others	6,653		6,202		5,797		404
Intangible fixed assets	11,309	2.2	10,285	1.8	10,909	1.9	(625)
Investments and other assets	311,339	61.0	335,621	59.2	319,641	55.8	15,980
Investment securities	141,620		153,408		150,966		2,442
Stock of subsidiaries an affiliates	130,320		156,436		130,296		26,140
Other investment securities of subsidiaries and affiliates	16,762		–		16,447		(16,448)
Investment in subsidiaries and affiliates	14,987		13,958		13, 958		–
Long-term loan receivable	1,755		3,654		1,434		2,220
Prepaid pension cost	2,447		4,640		3,096		1,543
Others	3,447		3,530		3,444		85
Allowance for doubtful accounts	(3)		(5)		(3)		(2)
TOTAL ASSETS	**510,320**	**100.0**	**567,194**	**100.0**	**572,678**	**100.0**	**(5,485)**

Notes. 1. For the interim period ended September 30, 2007, figures are rounded off to the nearest million yen. For the interim period ended September 30, 2006 and the fiscal year ended March 2007, figures are rounded down to the nearest million yen.

2. The amounts included in "Increase (Decrease)" above indicate difference between the interim period ended September 30, 2007 and the fiscal year ended March 31, 2007, and are presented as figures rounded-off to the nearest million yen.

(Millions of yen)

Items \ Fiscal Period	Interim Period ended September 30, 2006		Interim Period ended September 30, 2007		Fiscal Year ended March 31, 2007		Increase (Decrease)
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	
LIABILITIES		%		%		%	
Current Liabilities	**107,388**	**21.0**	**144,023**	**25.4**	**136,892**	**23.9**	**7,130**
Notes payable	729		320		432		(113)
Accounts payable	7,912		8,204		9,489		(1,286)
Short-term borrowings	1,305		1,305		1,305		–
Current maturities of bonds	10,000		30,000		–		30,000
Accounts payable – other	5,599		7,851		11,642		(3,792)
Accrued expenses	13,846		15,408		17,531		(2,124)
Income taxes payable	3,495		1,289		5,250		(3,962)
Warranty reserve	72		55		70		(15)
Deposits received	64,245		79,383		91,084		(11,701)
Others	183		208		86		123
Long-term Liabilities	**164,717**	**32.3**	**171,044**	**30.1**	**199,649**	**34.9**	**(28,605)**
Long-term bonds, less current maturities	105,000		110,000		140,000		(30,000)
Long-term borrowings, less current maturities	55,000		55,000		55,000		–
Long-term deposits received, less current maturities	706		718		713		4
Deferred tax liabilities	3,417		4,694		3,303		1,391
Reserve for loss on liabilities for guarantee	594		632		632		–
TOTAL LIABILITIES	**272,106**	**53.3**	**315,067**	**55.5**	**336,542**	**58.8**	**(21,475)**

Notes. 1. For the interim period ended September 30, 2007, figures are rounded off to the nearest million yen. For the interim period ended September 30, 2006 and the fiscal year ended March 31, 2007, figures are rounded down to the nearest million yen.

2. The amounts included in "Increase (Decrease)" above indicate difference between the interim period ended September 30, 2007 and the fiscal year ended March 31, 2007, and are presented as figures rounded-off to the nearest million yen.

(Millions of yen)

Items / Fiscal Period	Interim Period ended September 30, 2006		Interim Period ended September 30, 2007		Fiscal Year ended March 31, 2007		Increase (Decrease)
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	
<u>NET ASSETS</u>							
Shareholders' equity	**225,473**	**44.2**	**238,788**	**42.1**	**222,353**	**38.8**	**16,435**
Common stock	48,331	9.5	48,332	8.5	48,331	8.4	-
Capital surplus	73,049	14.3	73,049	12.9	73,049	12.8	-
Capital reserve	73,027		73,027		73,027		-
Other capital surplus	22		22		22		-
Retained earnings	106,124	20.8	119,897	21.1	103,236	18.0	16,661
Legal reserve	6,626		6,626		6,626		-
Other retained earnings	99,498		113,271		96,610		16,661
Reserve for product development	4,000		4,000		4,000		-
Reserve for special depreciation	1,373		945		944		-
Reserve for advanced depreciation	2,344		2,625		2,624		-
General reserve	79,068		59,069		79,068		(20,000)
Retained earnings carried forward	12,711		46,632		9,972		36,661
Treasury stock, at cost	(2,031)	(0.4)	(2,490)	(0.4)	(2,264)	(0.4)	(226)
Valuation and Translation Adjustments	**12,740**	**2.5**	**13,339**	**2.4**	**13,783**	**2.4**	**(445)**
Net unrealized holding gains on securities	12,783		13,365		13,789		(424)
Deferred losses on hedges	(42)		(26)		(5)		(21)
TOTAL NET ASSETS	**238,213**	**46.7**	**252,127**	**44.5**	**236,136**	**41.2**	**15,990**
TOTAL LIABILITIES AND NET ASSETS	**510,320**	**100.0**	**567,194**	**100.0**	**572,678**	**100.0**	**(5,485)**

Notes. 1. For the interim period ended September 30, 2007, figures are rounded off to the nearest million yen. For the interim period ended September 30, 2006 and the year ended March 2007, figures are rounded down to the nearest million yen.

2. The amounts included in "Increase (Decrease)" above indicate difference between the interim period ended September 30, 2007 and the year ended March 31, 2007, and are presented as figures rounded-off to the nearest million yen.

(2) Interim Non-Consolidated Statements of Income

(Millions of yen)

Items \ Fiscal Period	Interim Period ended September 30, 2006		Interim Period ended September 30, 2007		Increase (Decrease)	Fiscal Year ended March 31, 2007	
	Amount	Proportion	Amount	Proportion	Amount	Amount	Proportion
		%		%			%
Net sales	50,366	100.0	54,939	100.0	4,572	106,079	100.0
Cost of sales	26,737	53.1	27,616	50.3	879	54,888	51.7
Gross profit	23,629	46.9	27,323	49.7	3,693	51,191	48.3
Selling, general and administrative expenses	24,921	49.5	29,244	53.2	4,322	55,914	52.8
Operating loss	(1,292)	(2.6)	(1,921)	(3.5)	(629)	(4,723)	(4.5)
Non-operating income	11,351	22.5	29,664	54.0	18,313	17,526	16.5
Interest and dividends income	10,805		29,140			16,615	
Others	546		524			910	
Non-operating expenses	2,195	4.3	5,072	9.2	2,877	5,300	4.9
Interest expenses	1,108		1,585			2,275	
Others	1,086		3,487			3,024	
Ordinary income	7,863	15.6	22,671	41.3	14,807	7,502	7.1
Extraordinary gains	–	–	11	0.0	11	–	–
Reversal of allowance for doubtful receivables	–		11			–	
Extraordinary loss	134	0.3	–	–	(134)	1,754	1.7
Loss on revaluation of investment securities	134		–			479	
Loss on valuation of stock of subsidiaries and affiliates	–		–			206	
Loss on valuation of investments in subsidiaries and affiliates	–		–			1,029	
Others	–		–			38	
Income before provision for income taxes	7,729	15.3	22,682	41.3	14,952	5,748	5.4
Provision for income taxes:							
- Current	(200)	(0.5)	(1,865)	(3.3)	(1,665)	(1,080)	(1.0)
- Deferred	(20)	(0.0)	1,398	2.5	1,418	(1,207)	(1.2)
Net income	7,949	15.8	23,149	42.1	15,199	8,036	7.6

Notes. 1. For the interim period ended September 30, 2007, figures are rounded off to the nearest million yen. For the interim period ended September 30, 2006 and the year ended March 31, 2007, figures are rounded down to the nearest million yen.

2. The amounts included in "Increase (Decrease)" above indicate difference between the interim period ended September 30, 2007 and the interim period ended September 30, 2006, and are presented as figures rounded-off to the nearest million yen.

(3) Interim Non-Consolidated Statement of Changes in Shareholders' Equity

Non-Consolidated Interim Period ended September 30, 2006 (April 1, 2006 to September 30, 2006)

(Millions of yen)

Item	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 1)	Total retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of March 31, 2006	48,331	73,027	22	73,049	6,626	95,569	102,195	(1,884)	221,692
Dividends from surplus (Note 2)						(3,921)	(3,921)		(3,921)
Bonus to directors (Note 2)						(100)	(100)		(100)
Net income						7,949	7,949		7,949
Acquisition of treasury stock								(147)	(147)
Total change during the interim term	–	–	–	–	–	3,928	3,928	(147)	3,781
Balance as of September 30, 2006	48,331	73,027	22	73,049	6,626	99,498	106,124	(2,031)	225,473

Item	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Total valuation and translation adjustments	
Balance as of March 31, 2006	12,528	–	12,528	234,220
Dividends from surplus (Note 2)				(3,921)
Bonus to directors (Note 2)				(100)
Net income				7,949
Acquisition of treasury stock				(147)
Net changes of items other than shareholders' equity during the interim period	255	(42)	212	212
Total change during the interim term	255	(42)	212	3,993
Balance as of September 30, 2006	12,783	(42)	12,740	238,213

Note 1: Breakdown of other retained earnings

Item	Reserve for interim dividends	Reserve for product development	Reserve for special depreciation	Reserve for advanced depreciation	Other reserves	Retained earnings carried forward	Total
Balance as of March 31, 2006	4,700	4,000	1,037	2,481	79,068	4,281	95,569
Dividends from surplus (Note 2)						(3,921)	(3,921)
Bonus to directors (Note 2)						(100)	(100)
Net income						7,949	7,949
Transfer among items of other retained earnings	(4,700)	–	336	(137)	–	4,500	–
Total change during the interim period	(4,700)	–	336	(137)	–	8,429	3,928
Balance as of September 30, 2006	–	4,000	1,373	2,344	79,068	12,711	99,498

Note 2: These are retained earnings appropriation items at the ordinary general meeting of shareholders held in June, 2006.

Non-Consolidated Interim Period ended September 30, 2007 (April 1, 2007 to September 30, 2007)

(Millions of yen)

Item	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 1)	Total retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of March 31, 2007	48,331	73,027	22	73,049	6,626	96,610	103,236	(2,264)	222,353
Dividends from surplus				–		(6,488)	(6,488)		(6,488)
Net income				–		23,149	23,149		23,149
Acquisition of treasury stock				–			–	(226)	(226)
Net changes of items other than shareholders' equity during the interim period				–			–		
Total change during the interim term	–	–	–	–	–	16,661	16,661	(226)	16,435
Balance as of September 30, 2007	48,332	73,027	22	73,049	6,626	113,271	119,897	(2,490)	238,788

Item	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Total valuation and translation adjustments	
Balance as of March 31, 2007	13,789	(5)	13,783	236,136
Dividends from surplus			–	(6,488)
Net income			–	23,149
Acquisition of treasury stock				(226)
Net changes of items other than shareholders' equity during the interim period	(424)	(21)	(445)	(445)
Total change during the interim term	(424)	(21)	(445)	15,990
Balance as of September 30, 2007	13,365	(26)	13,339	252,127

Note 1: Breakdown of other retained earnings

Item	Reserve for product development	Reserve for special depreciation	Reserve for advanced depreciation	Other reserves	Retained earnings carried forward	Total
Balance as of March 31, 2007	4,000	944	2,624	79,068	9,972	96,610
Dividends from surplus					(6,488)	(6,488)
Net income					23,149	23,149
Transfer among items of other retained earnings				(20,000)	20,000	–
Total change during the interim period	–	–	–	(20,000)	36,661	16,661
Balance as of September 30, 2007	4,000	945	2,625	59,069	46,632	113,271

Note 2: Balance as of March 31, 2007 is rounded down to the nearest million yen, and balance as of September 30, 2007 is rounded off to the nearest million yen.

Changes in Shareholders' Equity (Non-Consolidated) for the Fiscal Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)

(Millions of yen)

Item	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 1)	Total retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance as of March 31, 2006	48,331	73,027	22	73,049	6,626	95,569	102,195	(1,884)	221,692
Dividends from surplus (Note 2)						(3,921)	(3,921)		(3,921)
Dividends from surplus						(2,974)	(2,974)		(2,974)
Bonus to directors (Note 2)						(100)	(100)		(100)
Net income						8,036	8,036		8,036
Acquisition of treasury stock								(380)	(380)
Net changes of items other than shareholders' equity during the interim period									
Total change during the fiscal year	–	–	–	–	–	1,040	1,040	(380)	660
Balance as of March 31, 2007	48,331	73,027	22	73,049	6,626	96,610	103,236	(2,264)	222,353

Item	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Total valuation and translation adjustments	
Balance as of March 31, 2006	12,528	–	12,528	234,220
Dividends from surplus (Note 2)				(3,921)
Dividends from surplus				(2,974)
Bonus to directors (Note 2)				(100)
Net income				8,036
Acquisition of treasury stock				(380)
Net changes of items other than shareholders' equity during the interim period	1,261	(5)	1,255	1,255
Total change during the interim term	1,261	(5)	1,255	1,915
Balance as of March 31, 2007	13,789	(5)	13,783	236,136

Note 1: Breakdown of other retained earnings

Item	Reserve for interim dividends	Reserve for product development	Reserve for special depreciation	Reserve for advanced depreciation	Other reserves	Retained earnings carried forward	Total
Balance as of March 31, 2006	4,700	4,000	1,037	2,481	79,068	4,281	95,569
Dividends from surplus (Note 2)						(3,921)	(3,921)
Dividends from surplus						(2,974)	(2,974)
Bonus to directors (Note 2)						(100)	(100)
Reversal of reserve for interim dividends (Note 2)	(4,700)					4,700	–
Provision of reserve for special depreciation (Note 2)			336			(336)	–
Reversal of reserve for special depreciation			(428)			428	–
Provision of reserve for advanced depreciation				428		(428)	–
Reversal of reserve for advanced depreciation (Note 2)				(137)		137	–
Reversal of reserve for advanced depreciation				(148)		148	–
Net income						8,036	8,036
Total change during the interim period	(4,700)	–	(92)	143	–	5,690	1,040
Balance as of March 31, 2007	–	4,000	944	2,624	79,068	9,972	96,610

Note 2: These are retained earnings appropriation items at the ordinary general meeting of shareholders held in June, 2006.

Exhibit A-2

[TRANSLATION]

November 6, 2007

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Hironobu Kawamata, General Manager, Accounting Division
(Tel: 03-3340-2111)

Notification with Respect to Dividend Payout and Revision of Dividend Forecast (Dividend Increase) for the Fiscal Year ending March 31, 2008

Olympus Corporation (the "Company") has resolved at the meeting of the Board of Directors held on November 6, 2007 to pay interim cash dividends (dividend increase) to shareholders of record as of the record date on September 30, 2007. In connection with such resolution, we would like to provide notice of the following:

1. Details of Cash Dividends

	Resolved Amount	Recent Dividend Forecast (Announced on May 8, 2007)	FY 2006 Interim Dividend Period
Record Date	September 30, 2007	September 30, 2007	September 30, 2006
Dividend Per Share	¥20	¥15	¥11
Total Dividends	¥5,405 million	–	¥2,974 million
Effective Date	December 7, 2007	–	December 8, 2006
Source of Dividends	Retained Earnings	–	Retained Earnings

2. Reasons

After comprehensive consideration of the business results for the interim period ended September 30, 2007 and the future management environment of the Company, among other factors, the Company has decided to pay an interim dividend of ¥20 per share, a ¥5 increase on the previous forecast of ¥15.

The Company expects that the year-end dividend will be ¥20 per share as previously announced and that the annual dividend (the sum of the interim dividend and the year-end dividend) will be ¥40 per share for the fiscal year ending March 31, 2008. (The annual dividend for the previous fiscal year was ¥35 per share).

* Previous dividend forecasts and actual dividends paid are as follows:

	Dividend Per Share		
Record Date	Interim	Year-End	Annual
Previous Forecast (Announced on May 8, 2007)	¥15	¥20	¥35
FY 2008 Dividend Paid (FY ending March 31, 2008)	¥20		
FY 2007 Dividend Paid (FY ended March 31, 2007)	¥11	¥24	¥35

Exhibit A-3

[TRANSLATION]

November 6, 2007

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Hironobu Kawamata, General Manager, Accounting Division
(Tel: 03-3340-2111)

Notification with Respect to Revision of Business Results Forecasts for the Fiscal Year ending March 31, 2008

In consideration of factors such as the recent business results, Olympus Corporation (the "Company") has revised its business results forecasts for the fiscal year ending March 31, 2008 (April 1, 2007 through March 31, 2008) which the Company previously disclosed at the time of the announcement of its first quarter financial results on July 30, 2007. In connection with such revision, we would like to provide notice of the following:

1. Revision of the Business Results Forecasts for the Consolidated Interim Period (April 1, 2007 through September 30, 2007)

(millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previously Announced Forecasts (A)	533,000	50,000	39,000	23,000
Business Results for Current Interim Period (B)	550,366	60,223	50,098	31,888
Difference (B-A)	17,366	10,223	11,098	8,888
Difference (%)	3.3%	20.4%	28.5%	38.6%
(Reference) Business Results for the Interim Period Ended September 30, 2006	484,681	42,133	31,534	18,794

2. Revision of the Business Results Forecasts for the Consolidated Fiscal Year Ending March 31, 2008 (April 1, 2007 through March 31, 2008)

(millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previously Announced Forecasts (A)	1,160,000	120,000	94,000	55,000
Revised Forecasts (B)	1,163,000	125,000	100,000	60,000
Difference (B-A)	3,000	5,000	6,000	5,000
Difference (%)	0.3%	4.2%	6.4%	9.1%
(Reference) Business Results for the Fiscal Year Ended March 31, 2007	1,061,786	98,729	76,226	47,799

3. Reasons for the Revision

(Interim Period)

Net sales surpassed the previously announced forecasts, due to favorable sales mainly in the Imaging Systems Business and the Medical Systems Business. With respect to the profit and loss, operating income, ordinary income and net income exceeded the previously announced forecasts as a result of the expansion of sales and inventory control in the Imaging Systems Business, and the expansion of sales in the Medical Systems Business, among other factors.

(Fiscal Year)

It is expected that net sales, operating income, ordinary income, and net income will each exceed the previously announced forecasts due to factors such as the expected on-going steady performance of the Imaging Systems and the Medical Systems Businesses, and the favorable business results of the first half of the fiscal year, despite uncertainty over foreign exchange trends and the future of the world economy, including that of the U.S.

[Note]

The above business results forecasts are based on information available as of the date of this notification. Actual results may differ substantially from the forecasts due to risks or uncertainties with respect to the future of the world economy, competition and exchange rate fluctuations, among others.

Exhibit A-4

Olympus Corporation
and
Consolidated Subsidiaries

FINANCIAL RESULTS
For the half year ended September 30, 2007

Table of Contents

CONSOLIDATED STATEMENTS OF INCOME

(Millions of Yen)

	For the half year ended September 30 2006(Results)	Proportion (%)	For the half year ended September 30 2007(Results)	Proportion (%)	Growth (%)	For the fiscal year ending March 31 2008(Forecast)	Proportion (%)	Growth (%)
Net Sales	484,681		550,366		13.6%	1,163,000		9.5%
Cost of Sales	279,714	57.7%	299,040	54.3%		637,000	54.8%	
Gross Profit	204,967	42.3%	251,326	45.7%	22.6%	526,000	45.2%	16.8%
S.G.A. Expenses	162,834	33.6%	191,103	34.8%		401,000	34.5%	
Operating Income	42,133	8.7%	60,223	10.9%	42.9%	125,000	10.7%	26.6%
Other Income	2,911		4,402			7,000		
Other Expenses	13,510		14,527			32,000		
Extraordinary Item	-1,834		2,323			2,000		
Income Before Provision for Income Taxes	29,700	6.1%	52,421	9.5%	76.5%	102,000	8.8%	38.6%
Provision for Income Taxes	11,764		20,588			41,700		
Minority Interests	-858		-55			300		
Net Income	18,794	3.9%	31,888	5.8%	69.7%	60,000	5.2%	25.5%

	2006(Results)	Proportion (%)	2007(Results)	Proportion (%)	Growth (%)	2008(Forecast)	Proportion (%)	Growth (%)
Average Exchange Rate for Net Sales								
Yen / U.S.Dollar	115.38		119.33			117.00		
Yen / Euro	145.97		162.30			161.00		
Favorable/Unfavorable Impact on Net Sales								
U.S.Dollar	5,831		4,216			-500		
Euro	7,768		12,930			18,100		
Others	3,704		6,272			6,300		
Total	17,303		23,418			23,900		
R & D Expenditures	25,506	5.3%	29,433	5.3%	15.4%	60,000	5.2%	8.0%
Capital Investments	24,239		23,769		-1.9%	47,000		5.2%
Depreciation	14,507		17,334		19.5%	35,000		15.1%

(Note)
Above consolidated statements of income are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Sales by Product

(Millions of Yen)

		September 30 2006(Results)	Composition Ratio (%)	September 30 2007(Results)	Composition Ratio (%)	Growth (%)	March 31 2008(Forecast)	Composition Ratio (%)	Growth (%)
Digital Cameras	Domestic	13,043		17,480		34.0%	35,800		36.8%
	Overseas	107,918		132,183		22.5%	285,400		17.4%
	Total	120,961	25.0%	149,663	27.2%	23.7%	321,200	27.6%	19.3%
Others (1)	Domestic	1,493		2,096		40.4%	3,900		16.9%
	Overseas	9,657		11,381		17.9%	22,900		5.4%
	Total	11,150	2.3%	13,477	2.4%	20.9%	26,800	2.3%	6.9%
Imaging / Total	Domestic	14,536		19,576		34.7%	39,700		34.6%
	Overseas	117,575		143,564		22.1%	308,300		16.4%
	Total	132,111	27.3%	163,140	29.6%	23.5%	348,000	29.9%	18.2%
Endoscopes	Domestic	23,118		24,054		4.0%	49,500		6.3%
	Overseas	74,752		89,292		19.5%	184,700		10.4%
	Total	97,870	20.2%	113,346	20.6%	15.8%	234,200	20.1%	9.5%
MIP (2)	Domestic	12,289		13,013		5.9%	26,600		7.7%
	Overseas	32,032		41,839		30.6%	91,200		24.6%
	Total	44,321	9.1%	54,852	10.0%	23.8%	117,800	10.1%	20.3%
Medical / Total	Domestic	35,407		37,067		4.7%	76,100		6.8%
	Overseas	106,784		131,131		22.8%	275,900		14.7%
	Total	142,191	29.3%	168,198	30.6%	18.3%	352,000	30.3%	12.9%
MIS (3) (Microscopes)	Domestic	11,407		12,054		5.7%	22,600		-1.5%
	Overseas	22,308		25,908		16.1%	54,600		7.1%
	Total	33,715	7.0%	37,962	6.9%	12.6%	77,200	6.6%	4.4%
Diagnostic Systems (Blood Analyzers)	Domestic	3,639		3,363		-7.6%	6,900		-3.4%
	Overseas	20,353		21,503		5.7%	45,900		7.7%
	Total	23,992	4.9%	24,866	4.5%	3.6%	52,800	4.6%	6.1%
Life Science / Total	Domestic	15,046		15,417		2.5%	29,500		-2.0%
	Overseas	42,661		47,411		11.1%	100,500		7.4%
	Total	57,707	11.9%	62,828	11.4%	8.9%	130,000	11.2%	5.1%
Information & Communication	Domestic	115,442		118,324		2.5%	248,600		-1.2%
	Overseas	7,455		6,525		-12.5%	14,400		-11.0%
	Total	122,897	25.4%	124,849	22.7%	1.6%	263,000	22.6%	-1.8%
Others	Domestic	15,347		15,842		3.2%	36,700		13.4%
	Overseas	14,428		15,509		7.5%	33,300		4.0%
	Total	29,775	6.1%	31,351	5.7%	5.3%	70,000	6.0%	8.7%
Total	Domestic	195,778		206,226		5.3%	430,600		3.8%
	Overseas	288,903		344,140		19.1%	732,400		13.2%
	Total	484,681	100.0%	550,366	100.0%	13.6%	1,163,000	100.0%	9.5%

(Note)

(1) Others in Imaging category : Film cameras, Voice Recorders

(2) MIP (Minimally Invasive Products) : Surgical endoscopes, EndoTherapy products

(3) MIS (Micro Imaging Systems) : Biological Microscopes, Industrial Microscopes

See more explanations of business segment in P.3.

Sales and Operating Income by Business Segment

(Millions of Yen)

the first half year

	Imaging		Medical		Life Science		Information and Communication		Others		Elimination · Unallocation	Total	
From Apr. 1,2006 to Sep. 30,2006													
Net Sales	132,111		142,191		57,707		122,897		29,775		-	484,681	
Operating Income (%)	14,478	11.0%	39,066	27.5%	3,384	5.9%	-319	-0.3%	-478	-1.6%	-13,998	42,133	8.7%
From Apr. 1,2007 to Sep. 30,2007													
Net Sales	163,140		168,198		62,828		124,849		31,351		-	550,366	
Operating Income (%)	21,560	13.2%	49,523	29.4%	2,829	4.5%	600	0.5%	782	2.5%	-15,071	60,223	10.9%
Growth													
Net Sales	23.5%		18.3%		8.9%		1.6%		5.3%		—	13.6%	
Operating Income	48.9%		26.8%		-16.4%		—		—		—	42.9%	

the second half year

	Imaging		Medical		Life Science		Information and Communication		Others		Elimination · Unallocation	Total	
From Oct. 1,2006 to Mar. 31,2007													
Net Sales	162,192		169,518		65,999		144,794		34,602		-	577,105	
Operating Income (%)	12,730	7.8%	48,787	28.8%	4,695	7.1%	3,035	2.1%	1,350	3.9%	-14,001	56,596	9.8%
From Oct. 1,2007 to Mar. 31,2008 (Forecast)													
Net Sales	184,860		183,802		67,172		138,151		38,649		-	612,634	
Operating Income (%)	18,440	10.0%	57,977	31.5%	3,171	4.7%	400	0.3%	718	1.9%	-15,929	64,777	10.6%
Growth													
Net Sales	14.0%		8.4%		1.8%		-4.6%		11.7%		—	6.2%	
Operating Income	44.9%		18.8%		-32.5%		-86.8%		-46.8%		—	14.5%	

For the fiscal year

	Imaging		Medical		Life Science		Information and Communication		Others		Elimination · Unallocation	Total	
From Apr. 1,2006 to Mar. 31,2007													
Net Sales	294,303		311,709		123,706		267,691		64,377		-	1,061,786	
Operating Income (%)	27,208	9.2%	87,853	28.2%	8,079	6.5%	2,716	1.0%	872	1.4%	-27,999	98,729	9.3%
From Apr. 1,2007 to Mar. 31,2008 (Forecast)													
Net Sales	348,000		352,000		130,000		263,000		70,000		-	1,163,000	
Operating Income (%)	40,000	11.5%	107,500	30.5%	6,000	4.6%	1,000	0.4%	1,500	2.1%	-31,000	125,000	10.7%
Growth													
Net Sales	18.2%		12.9%		5.1%		-1.8%		8.7%		—	9.5%	
Operating Income	47.0%		22.4%		-25.7%		-63.2%		72.0%		—	26.6%	

(Note)

* *Each segment contains following products.*

Imaging Systems Business	*Digital cameras, Film cameras, Voice Recorders*
Medical Systems Business	*Medical endoscopes, Surgical endoscopes, Endo-therapy products, Ultrasound endoscopes*
Life Science Business	*Biological microscopes, Industrial microscopes, Diagnostic systems,*
Information and Communication Business	*Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, System development, Semiconductor devices, Electric equipment*
Others	*Industrial endoscopes, Non-destructive testing (NDT) equipment, Printers, Bar code data processing equipment, Software development, etc.*

Sales by Region

(Millions of Yen)

		September 30 2006(Results)	Composition Ratio (%)	September 30 2007(Results)	Composition Ratio (%)	Growth (%)
Imaging	Japan	14,536	11.0%	19,576	12.0%	34.7%
	N. America	29,137	22.1%	35,706	21.9%	22.5%
	Europe	57,173	43.3%	62,972	38.6%	10.1%
	Asia	26,773	20.3%	39,728	24.4%	48.4%
	Others	4,492	3.3%	5,158	3.1%	14.8%
	Total	132,111		163,140		23.5%
Medical	Japan	35,407	24.9%	37,067	22.0%	4.7%
	N. America	50,441	35.5%	58,158	34.6%	15.3%
	Europe	41,984	29.5%	52,604	31.3%	25.3%
	Asia	10,514	7.4%	16,082	9.6%	53.0%
	Others	3,845	2.7%	4,287	2.5%	11.5%
	Total	142,191		168,198		18.3%
Life Science	Japan	15,046	26.1%	15,417	24.5%	2.5%
	N. America	14,317	24.8%	15,783	25.1%	10.2%
	Europe	17,305	30.0%	20,405	32.5%	17.9%
	Asia	8,969	15.5%	9,532	15.2%	6.3%
	Others	2,070	3.6%	1,691	2.7%	-18.3%
	Total	57,707		62,828		8.9%
Information & Communication	Japan	115,442	93.9%	118,324	94.7%	2.5%
	N. America	2,296	1.9%	1,566	1.3%	-31.8%
	Europe	2,798	2.3%	2,623	2.1%	-6.3%
	Asia	2,361	1.9%	2,336	1.9%	-1.1%
	Others	—	—	—	—	—
	Total	122,897		124,849		1.6%
Others	Japan	15,347	51.5%	15,842	50.5%	3.2%
	N. America	8,079	27.1%	7,377	23.5%	-8.7%
	Europe	3,842	12.9%	4,950	15.8%	28.8%
	Asia	1,933	6.5%	2,485	7.9%	28.6%
	Others	574	2.0%	697	2.3%	21.4%
	Total	29,775		31,351		5.3%
Total	Japan	195,778	40.4%	206,226	37.5%	5.3%
	N. America	104,270	21.5%	118,590	21.5%	13.7%
	Europe	123,102	25.4%	143,554	26.1%	16.6%
	Asia	50,550	10.4%	70,163	12.7%	38.8%
	Others	10,981	2.3%	11,833	2.2%	7.8%
	Total	484,681		550,366		13.6%

Consolidated Balance Sheets

(Millions of Yen)

	September 30 2006(Results)	September 30 2007(Results)	March 31 2007(Results)	Variance
Current Assets	473,816	578,333	572,838	5,495
Cash and time deposits	160,545	179,589	216,586	-36,997
Notes and accounts receivable	165,192	189,866	192,855	-2,989
Marketable securities	10	28,301	8,347	19,954
Inventories	93,130	104,678	89,847	14,831
Deferred income taxes	26,433	34,161	32,319	1,842
Other current assets	31,658	45,116	36,265	8,851
Allowance for doubtful accounts	-3,152	-3,378	-3,381	3
Fixed Assets	508,902	532,502	518,962	13,540
Tangible Fixed Assets	134,927	145,722	140,089	5,633
Buildings and structures	58,693	64,036	63,300	736
Machinery and equipment	18,754	17,837	18,526	-689
Tools, dies, furniture and fixtures	37,101	40,496	38,421	2,075
Land	18,003	22,120	18,736	3,384
Construction in progress	2,376	1,233	1,106	127
Intangible Fixed Assets	104,636	100,203	100,351	-148
Goodwill	82,915	80,373	78,718	1,655
Others	21,721	19,830	21,633	-1,803
Investments and Other Assets	269,339	286,577	278,522	8,055
Investment securities	209,682	214,364	216,636	-2,272
Deferred income taxes	9,497	10,255	9,606	649
Others	50,607	62,492	52,763	9,729
Allowance for doubtful accounts	-447	-534	-483	-51
Total Assets	982,718	1,110,835	1,091,800	19,035

(Millions of Yen)

	September 30 2006(Results)	September 30 2007(Results)	March 31 2007(Results)	Variance
Current Liabilities	358,986	435,144	410,116	25,028
Notes and accounts payable	79,312	90,997	100,252	-9,255
Short-term borrowings	142,236	151,102	148,517	2,585
Current maturities of bonds	10,072	30,076	94	29,982
Accrued expenses	66,476	77,796	77,526	270
Income taxes payable	11,661	13,407	16,631	-3,224
Warranty reserve	5,601	8,914	8,758	156
Other current liabilities	43,628	62,852	58,338	4,514
Long-term Liabilities	306,343	303,218	336,813	-33,595
Long-term bonds, less current maturities	105,416	110,458	140,480	-30,022
Long-term borrowings, less current maturities	180,415	166,720	173,123	-6,403
Severance and retirement allowance	9,102	9,946	9,612	334
Other non-current liabilities	11,410	16,094	13,598	2,496
Net Assets	317,389	372,473	344,871	27,602
Owners' Equity	287,948	335,413	310,239	25,174
Common stock	48,332	48,332	48,332	—
Capital surplus	73,049	73,049	73,049	—
Retained earnings	168,599	216,522	191,122	25,400
Treasury stock, at cost	-2,032	-2,490	-2,264	-226
Valuation and Translation Adjustments	19,763	24,290	23,971	319
Net unrealized holding gains on securities	15,159	14,582	16,078	-1,496
Deferred losses on hedges	-377	-486	-184	-302
Foreign currency translation adjustments	4,981	10,194	8,077	2,117
Minority Interests	9,678	12,770	10,661	2,109
Liabilities and Net Assets	982,718	1,110,835	1,091,800	19,035

(Note)

1. Above consolidated balance sheets are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Exhibit A-5

OLYMPUS Your Vision, Our Future

October 10, 2007

Olympus Restructures its Life Science Business in Europe

- New Companies Established to Contribute to Global Development and Manufacturing and Provide Marketing and Sales Functions in Europe -



The headquarters of Olympus Life Science Research Europa GmbH

Olympus Corporation (President: Tsuyoshi Kikukawa) has restructured its Hamburg-based German consolidated subsidiary, Olympus Life and Material Science Europa GmbH, which handles the development, manufacture and sales of life science products. Its has also established two new companies, Olympus Life Science Research Europa GmbH and Olympus Life Science Europa Gmbh, with their headquarters in Munich and Hamburg, respectively. The aim of these changes is to strengthen marketing and sales systems for the Olympus Group□ s life science business in Europe, and to enhance global development and manufacturing capabilities. The two new companies have been operating since October 1.

As the Olympus Group□ s headquarters for the life science business in Europe, Olympus Life and Material Science Europa has long been involved in global development and manufacturing, in addition to its role in marketing and sales within Europe. The recent restructuring and the establishment of the new company will clarify responsibilities in these areas. The changes will also allow closer collaboration with Olympus Corporation, as the Group□ s headquarters, in the development of next-generation healthcare products.

The Olympus Group□ s four development and manufacturing bases in Germany which were previously located in various parts of southern Germany, have been integrated at the Munich headquarters of Olympus Life Science Research Europa GmbH. This relocation will improve the efficiency of development and manufacturing operations and facilitate the sharing of infrastructure and administrative services.

Profile of New Companies

Name	Olympus Life Science Research Europa GmbH	Olympus Life Science Europa GmbH
Capital	5.2 million euros	25,000 euros
Ownership structure	Wholly owned by Olympus Europa GmbH	Wholly owned by Olympus Europa GmbH

Head office	Sauerbruchstrasse 50, 81377 Munich / Germany	Wendenstrasse 14-18, 20097 Hamburg / Germany
Representative	Dr. Helmut Koehler	Dr. Helmut Koehler
Activities	Development and manufacture of clinical analyzers and reagents and biotechnology related systems	Marketing and sales of life science products in Europe
Start of business	October 1, 2007	October 1, 2007
Employees	Approximately 500	Approximately 100
Sites	Hamburg Office, Ireland Branch	

*The company names and product names specified in this release are the trademarks or registered trademarks of each company.

Exhibit A-6

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

October 17, 2007

World's fastest AF[*1] using 11-Point-Full Twin Cross Sensors

Providing speed, image quality and reliability at the highest level Lens-Interchangeable Digital SLR Camera "E-3"

Olympus Imaging Corporation (President Masaharu Okubo) is pleased to announce that the eagerly awaited "E-3," the new flagship of Olympus E-System digital SLR cameras for professionals and serious amateurs, will be released in November 23, 2007.

<Main Features>

1. **High-speed performance thanks to the world's fastest AF[*1] with 11-point-full twin cross sensoring, high-speed sequential shooting at 5 frames/sec., and high-speed shutter up to 1/8000 sec.**
2. **Ultrahigh image quality thanks to a built-in image stabilization mechanism with a compensation range up to 5 EV steps, an advanced 10.1-megapixel High-Speed Live MOS Sensor, and the "TruePic III" image processing engine.**
3. **Expanded shooting possibilities thanks to Free-Angle Live View that uses a dual-axis flexible-angle HyperCrystal LCD monitor with free horizontal/vertical swiveling.**
4. **High reliability thanks to a large optical viewfinder with 100% field of view and 1.15x magnification, a high-powered, always-on Dust Reduction System, dust- and splash-proof magnesium-alloy body that stands up to the most severe conditions, and a durable shutter design tested to more than 150,000 releases[*2].**

As the new flagship model of Olympus's E Series — the world's leading line of compact, high-performance digital interchangeable-lens SLR cameras, the E-3 has been carefully designed to offer demanding professionals the highest possible levels of picture quality, mobility and reliability. Ruggedly constructed from lightweight, rigid magnesium alloy to withstand the most severe operating conditions, the dust- and splash-proof E-3 boasts substantial improvements in performance that include the world's fastest AF[*1] with an 11-point-full twin cross AF sensor system, high-speed sequential shooting capability at 5 frames/sec., and a high-speed shutter up to 1/8000 sec.

That top-level image capturing performance is supported by an industry-leading built-in image stabilization mechanism that's already been proven on the E-510 to effectively eliminate blur with a camera shake compensation effect of up to 5 EV steps[*]. Picture quality is further assured by a powerful 10.1-megapixel High-Speed Live MOS Sensor and the high-speed "TruePic III" image processing engine, while increased data reading speed enables high-speed sequential shooting possible. Put it all together and you've got a camera that offers today's highest level of digital shooting quality and performance.

The E-3 is also the first camera in its class to incorporate Olympus's exclusive Live View function, which allows users to compose their shots on a rear-panel LCD monitor. Now made even more versatile with a dual-axis flexible-angle HyperCrystal panel that can be rotated for easier vertical shooting, Live View promises to expand the world of photographic expression into new and uncharted territory.

Traditional shooting styles are supported as well by a bigger optical viewfinder that provides a brighter, more comfortable view with a 100% field of view and 1.15x magnification. Equally importantly, the E-3 is built to withstand the rigors of professional shooting day in and day out. Made of a lightweight, rigid magnesium alloy and sealed to keep out dust and splashes, the E-3 incorporates a powerful Dust Reduction System that effectively removes any dust that gets inside the camera and a durable shutter tested to 150,000 releases[*2].

*1 Among digital SLR cameras available as of October 17, 2007. When the ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD lens is used with the E-3 at a focal length of 60mm (120mm: 35mm equivalent). Based on Olympus's in-house measurement conditions.
*2. Based on Olympus in-house testing.

<Release Information>

Category	Product Name	MSRP	Release Schedule	Monthly Production
Digital SLR camera	OLYMPUS E-3 Body	Open price	Nov. 23, 2007	15,000 units

<Development Background>

The first chapter in the Olympus E-System story began in the fall of 2003 with the launch of the award-winning E-1. Since then, seven cameras have been released as part of the "designed for digital" Olympus E-System and the series continues to set new benchmarks for professional image quality, performance, mobility, and reliability thanks to compact, lightweight designs supported by innovative industry-first features like our advanced Dust Reduction System, a feature now indispensable for any digital SLR.

At Photokina 2006, Olympus exhibited a prototype of the successor to the E-1, declaring, *"Chapter Two in the history of Olympus E-System will begin next year, we will continue to develop revolutionary features that extend the frontiers of DSLR photography, and to strengthen the Olympus E-System body, lens, and accessory lineup.... We will continue to develop Olympus E-System bodies, lenses, and accessories for a wide range of genres, so that even more people are able to take photographs that could never be taken before."*

Chapter Two actually began this spring, when Olympus released two digital SLR camera models, the E-410 and E-510, and announced the upcoming release of the E-1's successor, the E-3 announced today. While the E-410 and E-510 were targeted at a wide range of users, including entry-level users who are new to SLR photography, the new E-3 is designed to meet the needs of professionals and represents the culmination of our development efforts so far, marking a major step forward in every aspect of performance and functionality, featuring the highest-possible picture quality, excellent mobility, enhanced reliability, and a rugged design that's ready to handle the toughest conditions a professional photographer might face. The E-3 will be released in November 2007, taking its position as the flagship of the E-series and completing our line of digital SLR models — a lineup that now meets the needs of all users, including beginners, advanced users and professional photographers.

In the years ahead, Olympus is determined to continue developing innovative functions that are possible only with digital technology and to expand and enhance our lineup of lenses and accessories.

<Other Features>

- **Picture mode and record mode with various setting capabilities**
- **Gradation Auto for under-/over-exposure adjustment with Shadow Adjustment Technology**
- **Loss-less compression of raw data without image degradation**
- **High-precision 49-zone metering system**
- **Secure grip enhances mobility**
- **Instant-response control system**
- **Super Control Panel with excellent readability and controllability**
- **Built-in flash with commander function**
- **Dual slots for multiple storage media**


OLYMPUS

E-3 on ZUIKO DIGITAL ED 12-60mmF2.8-4.0SWD



E-3(Back)

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp

<Description of main features>

1. High-speed performances thanks to the world's fastest AF[*1] using the 11 point-full-twin cross sensors, high-speed sequential shooting of 5 frames/sec., and high-speed shutter of 1/8000 sec.

● 11 Point-Full-Twin Cross AF Sensors

The 11-point AF sensor incorporated in the E-3 features a fully crossed array of 11 points, each of which is composed of two horizontal and vertical lines to improve accuracy. Dual sensing arrays on both vertical and horizontal axes are arranged in a unique half-pitch shifted pattern that dramatically improves autofocusing precision, making it possible to detect contrast in both horizontal and vertical directions and prevent subject patterns from interfering with AF operation. Determination of the position of the 11 AF points was based on statistical analysis of the positions of the main objects in thousands of different photos as well as input from professional photographers.

Thanks to a dedicated AF data processing engine that can process data from all sensors simultaneously and a sophisticated new distance-measuring algorithm, processing speed and object capturing/tracking performance have been greatly improved, resulting in the world's fastest AF speed[*1]. In addition, a unique pixel addition technology is used to expand the distance-measuring brightness range from -2 to 19 EV, ensuring high-precision autofocusing performance even in low light.

*1 Among digital SLR cameras available as of October 17, 2007.When the ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD lens is used with the E-3 at a focal length of 60mm(120mm: 35mm equivalent).Based on Olympus's in-house measurement conditions.

● High-speed sequential shooting of 5 frames/sec., high-speed shutter of 1/8000 sec.

The incorporation of a High-Speed Live MOS Sensor with increased read rate, together with three dedicated data processing engines — the TruePic III image processing engine with much-reduced processing time, the IS (Image Stabilization) engine for compensation of camera shake, and the AF engine for high-speed processing of data from the AF sensor, has made possible high-speed performance based on concurrent processing of large amounts of data. In combination with a high-speed, high-precision mechanical shutter, a mirror mechanism optimized to reduce transmission loss, and a mirror box made of a resin incorporating carbon with high rigidity, this makes possible high-speed sequential shooting as fast as 5 frames per second and high-speed shutter release at up to 1/8000 sec. at maximum. The shutter is also compatible with X-sync shooting at a speed of 1/250 sec. Super FP flashing at 1/8000 sec. is also possible when the FL-50R or FL-36R external flash is used. This function is powerful in sync shooting in the daytime.

2. Ultrahigh image quality thanks to the built-in image stabilization mechanism with compensation up to 5 EV steps, advanced 10.1-megapixel High-Speed Live MOS Sensor, and the "TruePic III" image processing engine.

● Built-in image stabilization in the body

The E-3 camera body incorporates an image stabilization mechanism that uses Olympus's original SWD (Supersonic Wave Drive) to compensate for camera shake by shifting the image sensor by the equivalent of up to 5 shutter speed steps, enabling blur-free, handheld shooting even under low light or when using a telescopic lens. Camera shake is detected by an advanced, extremely accurate gyro sensor, and the SWD devices immediately shifts the image sensor unit accordingly up to a maximum of 5 EV[*2] steps.

As the E-3's image stabilization mechanism is mounted in the camera body, the image stabilization effect can be obtained with any FourThirds lens, including a digital-dedicated ZUIKO DIGITAL lens, without compromising its optical performances.

*2. Based on Olympus in-house test conditions.

● 10.1-megapixel High-Speed Live MOS Sensor, image processing engine "TruePic III"

The newly developed 10.1-megapixel High-Speed Live MOS Sensor faithfully reproduces the subject with high resolution, rich gradations, and natural colours, and fine details. Material and machining technologies have been improved radically based on the approved MOS signal amplification technology to simplify the sensor structure, and the associated devices are mounted together on a flexible board to reduce signal exchanges and the resistance due to wiring. The result is a compact,

high-performance image sensor unit with low power consumption, heat generation and noise generation. It is thanks to this reduced power consumption that the permanent Live View capability was made possible. This new image sensor also boasts a higher read speed, enabling high-speed sequential shooting at 5 frames/sec.

The newly developed "TruePic III" image processing engine employs the following three image processing technologies to improve the imaging, gradation expression and colour reproduction.

①Advanced Noise Filter III Technology

Accurately separates image data and noise to optimize image reproduction while minimizing noise.

②Advanced Detail Reproduction Technology

Detects and reproduces edges accurately while also eliminating false colours

③Advanced Proper Gamma III Technology.

Controls luminance and chrominance signals independently to reproduce even pale colours very faithfully.

3. Expansion of the field of shooting thanks to the Free-Angle Live View using dual-axis flexible-angle HyperCrystal LCD monitor with free horizontal/vertical swiveling.

Live View refers to the function for shooting images while viewing the image displayed on the rear panel LCD monitor. The LCD monitor uses a 2.5-inch high-resolution HyperCrystal LCD panel with 230,000 dots and 176° viewing angles in the up-down and left-right directions, and has a dual-axis flexible-angle structure for free swiveling in the horizontal and vertical directions so that the user can shoot pictures from any angle, whether high or low, without adopting an uncomfortable posture. In portrait shooting, Live View also makes it possible to capture relaxed, natural facial expressions by freeing the subject from too much consciousness of the presence of camera.

● Live View Magnification

During Live View shooting, the point to be focused on can be selected and magnified by 5, 7 or 10 times on the LCD monitor screen. This is a powerful feature when fine focus adjustment is required in macro shooting or studio shooting.

● Live View Adjustment/Compensation Check

The effects of white balance adjustment and exposure compensation can be checked on the LCD monitor before shooting to help the user shoot an image that matches their creative vision. Being able to check the results of an effect is very convenient, especially when the Gradation Auto setting is used to adjust the under-exposed area while retaining the background brightness.

● Live Preview

The preview image on the optical viewfinder tends to be dark when the aperture is stopped down, but the Live View preview image allows users to confirm the depth of field while maintaining the image brightness.

● Live View Image Display

Three different focusing screens can be displayed on the LCD monitor — a grid, golden section, or a scale — without switching the actual physical focusing screen. In addition, a histogram for checking the exposure condition can also be displayed in Live View mode.

● Luminance Sensor

A sensor installed on the left upper side on the swivel LCD detects brightness of the surroundings and then adjusts the brightness of the LCD automatically. If you are outdoors under bright sunlight, the brightness and contrast are increased to improve visibility, while in a dark place or at night, brightness is decreased to reduce the glare.

4. High reliability thanks to a large optical viewfinder with 100% field of view and 1.15x magnification, a high-power Dust Reduction System, a dust- and splash-proof magnesium-alloy body capable of withstanding the most severe conditions, and a durable shutter tested to 150,000 releases[2].

● Large optical viewfinder with 100% field of view and 1.15x magnification,

To enable accurate framing all the way to the corners of the image, the E-3's large, high-precision pentaprism employs high refractive index glass, while its eyepiece optics use glass lenses. The result

is a large, easy-view optical viewfinder with 100% field of view and 1.15x magnification. A highly reflective silver coating is used in the pentaprism, and all of the lenses are surface-coated to minimize optical loss, thereby ensuring bright, high-resolution viewfinder images.

The focusing screen is equipped with a Neo Lumi-Micro Mat for bright, easy-to-adjust manual focusing.

● Dust Reduction System with sure functioning

If dirt or dust gets inside the body during lens replacement or if the friction powder produced inside the body by the shutter release attaches to the low-pass filter or image sensor, the particles can captured in the image and spoil the pictures. Olympus has always emphasized the critical importance of dust reduction for digital SLRs and eventually found a way to solve the problem. When the camera is turned on or Live View is activated, the SSWF (Supersonic Wave Filter) installed in front of the image sensor is activated to remove any dirt attached to the image sensor by generating supersonic vibrations. The removed dust is caught by a dust absorber. Olympus's dust reduction system can even remove dust attached by intermolecular force that cannot be removed just by shaking off the image sensor or by discharging the static electricity.

● Splash- and dust-proof magnesium-alloy body that withstands heavy-duty use

The E-3 boasts a rugged camera body featuring a splash- and dust-proof construction, with all major parts, including the built-in flash, LCD monitor, and switches, sealed to keep out sand, dust, rain and splashes. When the body is combined with a similarly sealed dust- and splash-proof ZUIKO DIGITAL lens, users can shoot with confidence even under the most severe conditions.

Made of a "thixomold" magnesium alloy with homogeneous composition, the camera body is extremely strong, durable, and lightweight. As the use of swiveling LCD monitor makes it unnecessary to make holes for the LCD monitor on the back panel, the back panel also has the rigidity and durability required to protect the delicate internal mechanisms. The camera's interior is supported by structural members made of durable, high-precision engineering plastics and reinforced by a metallic frame.

● Durable high-speed shutter tested to 150,000 releases*2.

To withstand heavy-duty, professional use, the shutter unit uses a highly durable focal plane shutter with a vertical-travel metal blade mechanism that has been successfully tested to 150,000 shooting operation cycles*2.

*2. Based on Olympus in-house testing.

<Description of other features>

● Picture mode and record mode with various setting capabilities

The colour matrix can be selected from sRGB and Adobe RGB, and the picture mode can be selected from Vivid, Natural (Default), Flat (Muted), Portrait, and Monotone. With the Vivid, Natural, Flat (Muted), and Portrait modes, the user can adjust contrast, sharpness and colour saturation in 5 steps. Even more precise setting is possible in the Monotone mode, which also allows the user to control the filter effect (Yellow, Red, Orange or Green) and the Picture tones (Neutral, Sepia, Blue, Purple and Green) of monotone images.

Image files can be saved in either RAW or JPEG formats. It is also possible to write both RAW and JPEG data simultaneously. JPEG file can be set by selecting the image size from Large, Medium or Small, and the compression rate from Super Fine, Fine, Normal and Basic.

● Gradation Auto for optimum over-/under-exposure control using the Shadow Adjustment Technology

With the Gradation set to Auto, the new Shadow Adjustment Technology optimally compensates for bright over-exposed highlights and dark under-exposed shadows providing natural-looking images that are closer to what you see with your own eyes. Other Gradation modes available include High Key, Normal (default) and Low Key.

● Loss-less compression of raw data without image degradation

High-speed raw data compression is possible without image degradation. For example, an image of about 17 MB can be compressed to about 11 MB with no loss of quality, allowing you to record more images in the same amount of storage space.

*. Data obtained using Olympus in-house reference images.

● Highly accurate 49-zone metering system

The E-3 uses an active pixel method in low light and a hybrid metering system with an integrating amplifier in bright light. This assures a wide photometric dynamic range even under complex lighting conditions for fast, precise metering. A new metering algorithm is used to stabilize the metering performance especially under low-lighted or highlighted subjects. The algorithm also adopts the notion of relation between AF focused point and AF metering value to improve the accuracy of metering.

● Secure grip for high mobility

The ergonomically designed body fits comfortably into the photographer's hands, providing a natural grip for both two-hand and one-hand shooting. The large grip on the right side is complemented by a sub-grip that forms an inverse radius to ensure stability and ease of handling even when changing lenses frequently or shooting with a large lens.

● Control system with instant response to operations

The main dial/button is located where it is easiest to control while you're shooting, allowing you to quickly adjust shutter speed, aperture and exposure compensation simply by shifting the dial, without having to visually check the dial position. All dials are positioned for easy access and each dial can be customized to control functions including aperture, shutter speed adjustment and menu transition method. For example, the function of the AEL/AFL button can be selected between AF and AE decision timing, the functions of the Fn (Function) buttons can also be selected, and even the functions of the AEL/AFL button and an Fn button can be switched. Together, these dials allow the camera to be adapted to the shooting style of each user, improving operability and facilitating quick response during shooting.

● Super Control Panel with excellent legibility and controllability

The Super Control Panel can be displayed on the rear-panel LCD monitor. Besides displaying current shooting and setting information, its intuitive GUI (Graphical User Interface) makes it easy to adjust or check settings using cross-cursor and OK buttons. An extra-large, easy-to-see LCD panel that displays the shutter speed, aperture and exposure compensation value is also provided on the top of the camera body.

● Built-in flash incorporating the commander function

Wireless control of multiple flashes is possible using the optional FL-50R and/or FL-36R flashes (announced at the same time as the E-3). No external commander is required because the built-in flash incorporates the commander function. Any flash operation, including the selection of activation/deactivation of up to 3 flash groups, the selection of flashing or FP flashing and correction of the flash light intensity, can be set using the Super Control Panel on the rear-panel LCD.

● Dual slots for choice of storage media

Two slots are provided for using a CompactFlash (CF Type I or II) or MicroDrive card and an xD-Picture card. Data can be copied between different media and a second card can be used to backup the main card used for recording.

<Software>

● "OLYMPUS Studio 2.1"

<Features>

OLYMPUS Studio 2.1 software has been designed specifically for use with digital cameras to support the workflow of professional photographers.

The software version will be upgraded to "2.1" following the release of the E-3.

This upgrade provides compatibility with raw exposure using unique new parameters and allows users to control new setting items on the E-3 from their PC, as well as to set wireless flashes.

A new skin (Professional) has been added to improve the ease of use of "OLYMPUS Studio 1.x", which is well-regarded for its convenient picture display and selection.

A variety of other features including editing, printing and backup provide powerful support for the professional digital workflow.

<Differences from OLYMPUS Studio 2.0>

- Compatibility with the E-3.
- Addition of a new skin (Professional) optimized for display and selection of pictures.
- Compatibility with the IPTC information addition function by means of image loading, raw data exposure and batch processing.
- Addition of file information pop-up display.
- Addition of status display during background processing on the status bar.
- Addition of a function for specifying the processing to be executed after file saving.
- Addition of a function for direct image classification while observing the thumbnail display.

<Sale Method>

License Key available at the Olympus Online Shop:
http://www.olympus-zuiko.com/ec/

<Online Sale Price>

9,800 yen (incl. consumption tax)

<OLYMPUS Studio 2.1 Updater>

To be announced in October 2007.

* OLYMPUS Studio 2.1 Updater can be installed using the [Update Software] function.
* OLYMPUS Master 2.04 and OLYMPUS Studio 2.1 (30-day trial version) are included in the E-3 package.

Exhibit A-7

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

October 17, 2007

High-Performance 2x Teleconverter Lens
for use with any ZUIKO DIGITAL interchangeable lens

ZUIKO DIGITAL 2x Teleconverter EC-20

Olympus Imaging Corp. (President Masaharu Okubo) is pleased to announce that it will release the ZUIKO DIGITAL 2x Teleconverter EC-20, an ultracompact, high-performance teleconverter lens capable of doubling the focal length of the master lens.

The ZUIKO DIGITAL 2x Teleconverter EC-20 can be mounted on any ZUIKO DIGITAL lens, dramatically extending lens performance and putting more subjects within the photographer's range without affecting mobility or ease of use.

Complementing the already available ZUIKO DIGITAL 1.4x Teleconverter EC-14, the EC-20 adds new versatility to our ZUIKO DIGITAL lineup, providing a convenient, cost-effective solution to the demands of telescopic shooting, as well as wide-angle macro and ultra-high-magnification shooting.

< Products Outline>

Product Name	MSRP [w/o tax]	Release
ZUIKO DIGITAL 2x Teleconverter EC-20	60,000 yen (63,000 yen incl. tax)	Nov. 23, 2007


OLYMPUS
DIGITAL

ZUIKO DIGITAL 2x Teleconverter EC-20



EC-20 with
ED 300mm f2.8 and E-3



EC-20 with
ED 8mm f3.5 Fisheye and E-510



EC-20 with
35mm f3.5 Macro and E-410

<Main Features>

1. Fits on any ZUIKO DIGITAL interchangeable lens

The ZUIKO DIGITAL 2x Teleconverter EC-20 can be attached to any ZUIKO DIGITAL interchangeable lens. The ability to double[*1] the focal length of the master lens using minimum equipment is very convenient in situations that involve a lot of traveling or large amounts of baggage, such as nature shooting tours, safaris, and other applications where telescopic lenses are frequently used.

In addition to providing a highly mobile, cost-effective telescopic shooting solution, doubling[*1] the focal length and shooting magnification of the master lens makes it possible for photographers to express themselves in new and innovative ways, creating dramatic new compositions that are possible only with ZUIKO DIGITAL cameras. By attaching the converter to a fisheye or macro lens, photographers will be able to take advantage of super wide-angle macro or ultra-high-magnification shooting. A "must" for any photographer who wants maximum shooting flexibility at his fingertips.

*1 When the teleconverter is used, the effective F-number of the lens is reduced by 2 steps.

2. Digital-dedicated design for high picture quality and compact size

The digital-dedicated design is used to double the focal length of the master lens while maintaining the best possible imaging performance. Although it is commonly believed that a 2x teleconverter degrades optical performance more than a 1.4x teleconverter, the new ZUIKO DIGITAL 2x Teleconverter EC-20 maintains original performance at a level that's as good as or better than the EC-14, which has already gained a solid reputation for high picture quality. Clear evidence of the outstanding performance of this converter is also demonstrated by its MTF (Modulation Transfer Function) curves[*2].

Featuring 7 elements in 5 groups, with a layout optimized to minimize size, this teleconverter is only 41 mm thick. This compact design assures maximum portability and makes it easy for photographers to expand their shooting capabilities with minimal equipment and at minimal cost.

*2 Our website lists the MTF curves of ① ED 300mm f2.8, ② ED 300mm f2.8 + EC-14 and ③ ED 300mm f2.8 +EC-20.

3. Reliable dust-proof/drip-proof mechanism

To support photography in the extreme conditions often faced by professionals, the external finish is sealed at multiple points for maximum protection from dust and spray.

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp

ZUIKO DIGITL 2x Teleconverter EC-20
Specification

Focal Length (35mm equivalent Focal Length)	2x of the attached lens (equivalent to 4x of the attached lens)
Lens construction	7 Elements in 5 Groups
Dust & Drip Proof	Yes
Maximum Image Magnification (35mm equivalent Max. Image Magnification)	2x of the attached lens (equivalent to 4x of the attached lens)
Dimension	Diameter 68x41mm
Weight	225g
Compatibility	can be attached to any ZUIKO DIGITAL interchangeable lens
Box Contents	Lens Cap(BC-1), Lens Rear Cap(LR-1), Lens Case(LSC-0814), Instruction Manual, Olympus Worldwide Warranty Card

Specifications and design are subject to change without notice.

Exhibit A-8

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

October 17, 2007

Including flashes with wireless-multi-flashing capability, eye cups with diopter-correcting capability, and dedicated power battery holder for model E-3

Olympus Introduces New Accessories for Olympus E-System Interchangeable-Lens D-SLR Cameras

Olympus Imaging Corporation (President Masaharu Okubo) has announced plans for the release of accessories, including electronic flahes, eye cups and a power battery holder, for the Olympus E-System of interchangeable-lens digital SLR cameras.

The new FL-50R and FL-36R Electronic Flashes add wireless multi-flash photography capability (when used with the forthcoming E-3 D-SLR camera). To help users make the most of the outstanding performance available from these new flashes, Olympus will also be releasing a variety of accessories to expand, enhance, and improve their lighting effects.

Also scheduled for release this year are the DE-P3 and DE-N3 Diopter-Correcting Eye Cups, which extend the diopter correction range towards the positive side and negative side respectively. When these eye cups are used, the diopter correction range of the camera body can be extended to cover from -6 to $+4\ m^{-1}$.

In addition, Olympus also plans to release various dedicated accessories for the E-3 camera at the same time as the camera. These include the HLD-4 Power Battery Holder, which can hold up to two Lithium Ion Batteries BLM-1 together with the same battery accommodated in the E-3 body, the CS-7SH Semi-Hard Case, and the FS-3 Focusing Screen* featuring a grid matte screen.

<Release Information>

• Common accessories for Olympus E-System Cameras

Product Name		Release Schedule	MSRP
Electronic Flash	FL-50R	Nov. 23, 2007	¥62,500 (¥65,625 incl. tax)
	FL-36R	Dec., 2007	¥32,000 (¥33,600 incl. tax)
Diopter-Correcting Eye Cup	DE-P3 (for positive correction extension)	Nov. 23, 2007	¥2,700 (¥2,835 incl. tax)
	DE-N3 (for negative correction extension)		¥2,700 (¥2,835 incl. tax)
Eye Cup	EP-7		¥1,750 (¥1,837 incl. tax)
Grip Strap	GS-3		¥3,000 (¥3,150 incl. tax)

• E-3-dedicated accessories

Product Name		Release Schedule	MSRP
Power Battery Holder	HLD-4	Nov. 23, 2007	¥23,500 (¥24,675 incl. tax)
Semi Hard Case	CS-7SH		¥5,600 (¥5,880 incl. tax)

Product Name		Release Schedule
Focusing Screen	FS-3	Nov. 23, 2007

(*) Focusing Screen FS-3 can be purchased or serviced for replacement only at an Olympus service agent or Olympus Plaza.

• Common accessories for Olympus E-System Cameras
[Electronic Flashes FL-50R & FL-36R]



FL-50R



FL-36R

<Product Outline>

In the past, when the film camera was dominant, wireless multi-flash photography tended to be restricted only to professional photographer with the requisite knowledge and experience. However, with the arrival of the digital age, the ability to check pictures immediately after shooting them has greatly mitigated the risk of failure, helping to make wireless multi-flash photography increasingly popular among amateurs as well as professionals.

The advantages of wireless and multi-flash operations lie in the reduction in the size and volume of the equipment and the easy creation of effective lighting thanks to easy setting.

Also new on the FL-50R and FL-36R are also compatible with the "Olympus Wireless RC Flash System" based on the "RC data transfer" wireless communication format developed originally by Olympus. This makes possible versatile wireless multi-flash photography when combined with the E-3 D-SLR camera that will be released at the same time.

(Note) The E3 is the only camera compatible with the Olympus Wireless RC Flash System as of October 2007.
The traditional clip-on flash system is usable with any camera model.

<Main Features>

- **FL-50R/FL-36R common features**

1. Wireless multi-flash photography

Made possible by the implementation of compatibility with the "Olympus Wireless RC Flash System" based on the Olympus-original "RC data transfer" wireless communication format, this function is available when these flashes are used with the new E-3 D-SLR camera. Three wireless flashing control groups can be set up independently so that control of multiple flashes is possible even in an environment in which both the FL-50R and FL-36R coexist. In addition, four information channels are available to prevent interference with the control of other users. Any of the flashing modes available with the clip-on flash system (TTL-AUTO/AUTO/MANUAL/FP TTL-AUTO/FP MANUAL) can be used and the intensities of different flash groups can be set according to the user's preference.

When these flashes are used in combination with the new E-3 D-SLR camera, which features a commander function incorporated in the built-in flash, wireless multi-flash photography is possible without using an outside commander. This system also ensures the same body balance as in normal photography.

In addition, the centralized control/display system makes it possible to enter and check all of the selected items on the Super Control Panel directly on the back of the camera body. This ensures excellent operability and mobility without stress for the user.

2. Slave function

The slave function allows these flashes to be used with other Olympus SLR cameras with manual flashing capability and SP Series compact cameras with slave mode operation capability. In addition, they can also be interlocked with a large strobe in the studio.

- **FL-50R unique features**

1. High performance thanks to digital-dedicated design

Exclusively designed for digital, the light emitting and brightness control circuitry achieve uniform irradiation in the picture area and high brightness control accuracy. The FL-50R has a rotary head that can be rotated in four directions. Thanks to the high light intensity, the guide number is as high as 28 at 12 mm (equivalent to 24 mm with 35 mm camera) and 50 at 42 mm (equivalent to 85 mm with 35 mm camera) (when the ISO speed is 100).

The irradiation angle is set either by automatic zooming according to the interchangeable lens or by manual setting, while the built-in wide panel makes it possible to effectively cover the wide irradiation angle required with a focal distance of 8 mm (equivalent to 16 mm with 35 mm camera).

When the SHV-1 Flash High-Voltage Set (optionally available) is used, it is possible to charge the flash within less than 1.3 second.

2. Accessories for enhanced lighting effects

For enhanced lighting effects, the FL-50R comes with FLBA-1 Bounce Adapter and FLRA-1 Reflected Adapter as standard accessories.

The FLBA-1 mounts on the flash head and diffuses the irradiation light to soften the bounce light by attenuate the contours of shadows produced in bounce shooting.

The FLRA-1 mounts on the flash head using a special rubber belt. It not only provides a catch light effect, but also softens the effect of the bounce lighting by offering auxiliary frontal irradiation to eliminate the shadows produced in bounce shooting. It can mount on the shorter edge of the flash head as well as on the longer edge. This allows it to be used in both ceiling bouncing in vertical shooting and wall bouncing in horizontal shooting, and makes it possible to take advantage of bounce lighting in a much wider range of shooting situations.

- **FL-36R unique features**

1. High performance in a compact unit thanks to digital-dedicated design

Exclusively designed for digital, the light emitting and brightness control circuitry achieve uniform irradiation in the picture area and high brightness control accuracy. The FL-36R has a rotary head that can be rotated in four directions. The guide number is 20 at 12 mm (equivalent to 24 mm with 35 mm camera) and 36 at 42 mm (equivalent to 85 mm with 35 mm camera) (when the ISO speed is 100).

The irradiation angle is set either by automatic zooming according to the interchangeable lens or by manual setting, while the built-in wide panel makes it possible to effectively cover the wide irradiation angle required with a focal distance of 8 mm (equivalent to 16 mm with 35 mm cameras).

Powered by two "AA-size" batteries, the FL-36R exemplifies the compatibility of high performance and compact size.

Compatibility	FL-50R	FL-36R
E-1	Clip-on	Clip-on
E-3	Clip-on / Wireless	Clip-on / Wireless
E-300	Clip-on	Clip-on
E-500	Clip-on	Clip-on
E-330	Clip-on	Clip-on
E-400	Clip-on	Clip-on
E-410	Clip-on	Clip-on
E-510	Clip-on	Clip-on

Accessories for Electronic Flashes FL-50R/FL-36R

Product Name	Release Schedule	MSRP
Bounce Adapter FLBA-1 (Provided as standard with FL-50R)	Nov. 23 , 2007	¥2,500 (¥2,625 incl. tax)
Reflector Adapter FLRA-1 (Provided as standard with FL-50R)	Nov. 23 , 2007	¥2,500 (¥2,625 incl. tax)
Flash Stand FLST-1 (Provided as standard with FL-50R/FL-36R)	Nov. 23 , 2007	¥1,500 (¥1,575 incl. tax)

FLBA-1



FLRA-1



FLST-1

- **Bounce Adapter FLBA-1**

The FLBA-1 mounts on the flash head and diffuses the irradiation light to soften the bounce lighting by attenuating the contours of shadows produced in bounce shooting. It can also mount on the previous FL-50 Electronic Flash.

- **Reflector Adapter FLRA-1**

The FLRA-1 not only provides a catch light effect, but also softens the effect of bounce lighting by providing auxiliary frontal irradiation to eliminate the shadows produced in bounce shooting. It can be mounted on the shorter edge of the flash head as well as on the longer edge. This allows it to be used in both ceiling bouncing in vertical shooting and wall bouncing in horizontal shooting, and makes it possible to take advantage of bounce lighting in a much wider range of shooting situations.
The FLRA-1 can also be mounted on the previous FL-50 and FL-36 Electronic Flashes, as well as on the newly released FL-36R Electronic Flash.

- **Flash Stand FLST-1**

The FLST-1 is an easy-to-install flash stand equipped with highly durable metallic screws. It is designed for use with both the FL-50R and FL-36R.

Specifications

FL-50R	
Guide Number (ISO100·m)	Automatic switching 28: When in 12mm (35mm equivalent focal length 24mm) 50: When in 42mm (35mm equivalent focal length 85mm) *18/20 switching (when the built-in wide panel is used.)
Firing Angle	At 12mm (35mm equivalent focal length 24mm): Up/Down 61°, Left/Right 78° At 42mm (35mm equivalent focal length 85mm): Up/Down 21°, Left/Right 28° * At 8mm (35mm equivalent focal length 16mm): using the built-in wide panel :
Flash Modes	TTL AUTO、AUTO、MANUAL、FP TTL AUTO、FP MANUAL
Wireless(RC) function	Available when used together with cameras compatible with the Olympus wireless RC flash system
Channel	4 channel setup
Group	3 groups control
RC Mode	TTL AUTO、AUTO、MANUAL、FP TTL AUTO、FP MANUAL
Slave function	AUTO, MANUAL
Bounce Angles	Up: 0 to 90°, Down: 7°, Right: 0 to 90°, Left: 0 to 180°
Custom setup	AF illuminator : on/off Flash cable : on/off Firing angle display : FourThirds/35mm equivalent Distance display : m/ft Flash intensity control : on/off Wide panel switch disabling : on/off ISO, F communication in Auto mode : on/off
Power Supply	AA(R6) 4 alkaline batteries AA(R6) 4 NiMH batteries AA(R6) 4 lithium batteries AA(R6) 4 oxyride batteries AA(R6) 4 NiCd batteries CR-V3 2 lithium battery pack (LB-01)
External Power Supply	Flash High Voltage Set, SHV-1 Flash Power Grip, FP-1
Size(W/D/H), Weight	78x107x141mm (excluding protrusions) 385g(only body) 3.1x4.2x5.6in. (excluding protrusions) 13.6oz
Box contents	Flash Stand FLST-1 Bounce Adapter FLBA-1 Reflector Adapter FLRA-1 Soft Case

FL-36R	
Guide Number (ISO100·m)	Automatic switching 20: When in 12mm (35mm equivalent focal length 24mm) 36: When in 42mm (35mm equivalent focal length 85mm) *12/14 switching (when the built-in wide panel is used.)
Firing Angle	At 12mm (35mm equivalent focal length 24mm): Up/Down 62°, Left/Right 78° At 42mm (35mm equivalent focal length 85mm): Up/Down 21°, Left/Right 28° * At 8mm (35mm equivalent focal length 16mm): using the built-in wide panel :
Flash Modes	TTL AUTO、AUTO、MANUAL、FP TTL AUTO、FP MANUAL
Wireless(RC) function	Available when used together with cameras compatible with the Olympus wireless RC flash system
Channel	4 channel setup
Group	3 groups control
RC Mode	TTL AUTO、AUTO、MANUAL、FP TTL AUTO、FP MANUAL
Slave function	AUTO, MANUAL
Bounce Angles	Up: 0 to 90°, Down: 7°, Right: 0 to 90°, Left: 0 to 180°
Custom setup	AF illuminator : on/off Flash cable : on/off Firing angle display : FourThirds/35mm equivalent Distance display : m/ft Flash intensity control : on/off Wide panel switch disabling : on/off Guide number display : on/off ISO, F communication in Auto mode : on/off ISO setting in Auto mode
Power Supply	AA(R6) 2 alkaline batteries AA(R6) 2 NiMH batteries AA(R6) 2 lithium batteries AA(R6) 2oxyride batteries CR-V3 lithium battery pack (LB-01)
Size(W/D/H), Weight	67x95x108mm (excluding protrusions) 260g(only body) 2.6x3.7x4.3in. (excluding protrusions) 9.2 oz
Box contents	Flash Stand FLST-1 Soft Case

Compatibility for Slave firing	
Cameras with Manual firing (E-410, E-510, E-500, E-330, E-300 etc.)	Yes
Cameras with Slave mode (SP-560UZ, SP-550UZ, SP-510UZ, SP-500UZ, SP-350 etc.)	Yes
Cameras with the hot shoe unit (E-1, E-400 etc.)	Yes
Others	No

[Diopter-Correcting Eye Cups]
DE-P3 (for positive correction extension) & DE-N3 (for negative correction extension)



DE-P3 (for positive correction extension) DE-N3 (for negative correction extension) EP-7

<Product Outline>

Previous Olympus E-Series cameras had a diopter adjustment range between –3 and +1 m^{-1}, but many users wanted diopter correction with a wider range. To meet their requirements for a more precise viewfinder image, we have developed new and more advanced diopter-correcting eye cups.

In order to ensure coverage of the total diopter correction range from –6 to +4 m^{-1}, two types of diopter-correcting eye cups will be released. These will ensure an accurate, stable viewfinder image that corresponds with the user's eyesight

<Main Features>

- **Diopter-Correcting Eye Cup DE-P3 (for positive correction extension)**

The DE-P3 provides diopter extension in the positive direction by shifting the diopter by +3 m^{-1}. When installed on the viewfinder eyepiece, the diopter can be extended up to +4 m^{-1} so that even farsighted users can see the viewfinder images clearly.

The DE-P3 is a large-sized eye cup with an easy-to-attach/detach slide-in type mechanism. To help screen out extraneous light (including sunlight) the cup is made of a soft rubber material that is comfortable and eye-friendly.

- **Diopter-Correcting Eye Cup DE-N3 (for negative correction extension)**

The DE-B3 provides diopter extension in the negative direction by shifting the diopter by -3 m^{-1}. When installed on the viewfinder eyepiece, the diopter can be extended down to -6 m^{-1} so that even shortsighted users can see the viewfinder images clearly.

Like the DE-P3, the DE-N3 is also a large-sized eye cup with an easy-to-attach/detach slide-in type mechanism. To help screen out extraneous light (including sunlight) the cup is made of a soft rubber material that is comfortable and eye-friendly.

- **Eye Cup EP-7**

The EP-7 is a large-size eye cup with slide-in design for easy attaching. Suitable for users who wear glasses while shooting. Provided as standard with the E-3.

(*) These eye cups cannot be attached to the E-1. They are compatible with any E-System camera body except for the E-1 as shown below.

Compatibility	DE-P3	DE-N3	EP-7
E-1	No	No	No
E-3	Yes	Yes	Yes
E-300	Yes	Yes	Yes
E-500	Yes	Yes	Yes
E-330	Yes	Yes	Yes
E-400	Yes	Yes	Yes
E-410	Yes	Yes	Yes
E-510	Yes	Yes	Yes

[Grip Strap GS-3]



GS-3

The GS-3 grip strap makes it easier to hold the camera when the HLD-4 Power Battery Holder is used in combination with the E-3 camera. The GS-3 strap can also be attached to FP-1 Flash Power Grip.

[E-3-dedicated accessories]



HLD-4



AABH-1



CS-7SH



FS-3

- Power Battery Holder HLD-4

<Main Features>

1. Excellent operability in vertical shooting

In addition to a shutter button for vertical shooting, a 2-button, 2-dial control system is provided to ensure the same operability as in horizontal shooting.

2. Reliable dust/drip-proof mechanism

The exterior is sealed at several points to provide dust- and drip-proof performance at the same level as the E-3 camera body. This ensures strong support for photography even under severe conditions.

3. Versatile battery system

To deal with a large shooting volume, the HLD-4 holds up to two BLM-1 Lithium Ion Batteries. These are the same as the battery used in the E-3 camera body. The AABH-1 AA-size Battery Holder is also provided to enable use of easily available AA-size batteries while traveling or in the case of an emergency.

Accessories for Power Battery Holder HLD-4

Product Name	Release Schedule	MSRP
"AA-size" Battery Holder AABH-1 (Provided as standard with HLD-4)	Nov. 23, 2007	¥3,500 (¥3,675 incl. tax)

- **AA-size Battery Holder AABH-1**

Specially designed to accommodate AA-size batteries, the AABH01 battery holder can be used with the HLD-4 in place of the BLM-1 type rechargeable batteries in situations in which recharging is difficult such as when traveling or in the case of an emergency.

Specifications

HLD-4	
Operation	Shutter button 2 dials (Main dial & Sub dial) 2 buttons (Fn button & AF target button) Dust & Drip Proof
Power Supply	Lithium ion buttery BLM-1
	AA(R6) alkaline batteries of AA(R6) lithium batteries with AABH-1 battery holder
Size (W/D/H) ,Weight	139x69x110mm, 315g (excluding battery and protective cap) 5.5x2.7x4.3in. 11.2oz. (excluding battery and protective cap)

- **Semi-Hard Case CS-7SH**

The CS-7SH is a dedicated semi-hard case designed to accommodate the E-3 camera and an interchangeable lens (*) such as the ZUIKO DIGITAL ED 12-60mm F2.8-4.0 SWD lens. The case provides excellent shock and impact protection for the camera and lens.

- **Focusing Screen FS-3**

The FS-3 is a focusing screen with a grid matte screen, on which the image area is divided into 4 x 6 areas. The bright screen facilitates focusing and makes it easier to frame shots with horizontal/vertical check capability in landscape shooting. It also enables accurate duplication of printed photos with the macro lens.

(*) Focusing Screen FS-3 can be purchased or serviced for replacement only at an Olympus service agent or Olympus Plaza.

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp

Exhibit A-9

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

October 17, 2007

FourThirds System Standard Interchangeable Lenses
Featuring SWD (Supersonic Wave Drive) for quiet, ultra-fast autofocusing

ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD
ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD
ZUIKO DIGITAL ED 14-35mm f2.0 SWD

Olympus Imaging Corp. (President Masaharu Okubo) is pleased to announce that it will release three interchangeable lenses that comply with the FourThirds System Standard: the ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD, the ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD, and the ZUIKO DIGITAL ED 14-35mm f2.0 SWD. Incorporating Olympus' newly developed industry-leading SWD (Supersonic Wave Drive), these lenses offer quiet, ultra-fast autofocusing. In combination with the just-announced E-3 digital SLR camera, these lenses will allow users to take advantage of the world's fastest autofocusing speed*.

To ensure the best possible quality and precision, all three lenses will be manufactured at Tatsuno Plant (Kamiina-gun, Nagano, Japan) of Olympus Opto-Technology Co., Ltd., which is equipped with the most advanced production technology.

<Products Outline>

Product Name	MSRP [w/o tax]		Release
ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD	119,000 yen	(124,950 yen incl. tax)	Nov. 23, 2007
ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD	140,000 yen	(147,000 yen incl. tax)	Nov. 23, 2007
ZUIKO DIGITAL ED 14-35mm f2.0 SWD	295,000 yen	(309,750 yen incl. tax)	Spring 2008



ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD



ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD



ZUIKO DIGITAL ED 14-35mm f2.0 SWD

*Among digital SLR cameras available as of October 17, 2007.
When the ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD lens is used with the E-3 at a focal length of 60mm (120mm: 35mm equivalent). Based on Olympus's in-house measurement conditions.

- **ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD**



ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD



ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD on E-3

<Product Outline>

The ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD is a high-performance standard zoom lens that features for the first time the SWD (Supersonic Wave Drive) autofocusing system and covers a zoom range equivalent to 24 to 120 mm on a 35 mm camera lens. Special optical glass elements are used to correct various types of aberrations, while the digital-dedicated design ensures high-definition performance with clear, crisp images from edge to edge. This lens also boasts impressive close-up shooting capability, allowing users to shoot from as close as 25 cm throughout the zoom range.

Autofocusing is powered by Olympus's breakthrough SWD. Developed as the "world's fastest AF system", this extraordinary autofocusing drive provides both high speed and high precision while operating with lower noise than ever. Optimized for use with the concurrently released E-3 camera, this lens enables the E-3 to demonstrate the full power of its high-speed capability, providing the fastest autofocusing available in the world[*1] using a standard zoom lens.

<Main Features>

1. SWD for ultra-fast autofocusing

The newly developed Olympus-original SWD has made possible an ultra-fast, whisper-quiet, high-precision AF system. Two compact, high-power supersonic wave drive devices drive autofocusing at an ultra-high speed by exciting unique elliptical oscillations, while an ultra-compact optical encoder detects and controls the lens drive position using direct rotation detection without a reduction gear, enabling extraordinary 1/1000 mm-order precision.
When used in combination with the new E-3, which features improved AF computation and lens-body communication rates, the SWD makes possible the fastest autofocusing in the world[*1].

*1 Among Standard-class interchangeable lenses for digital SLR cameras. Measurement with E-3 at a focal length of 60mm (120mm: 35mm equivalent). based on our in-house measuring standard. (As of Oct. 17, 2007, surveyed by Olympus).

2. High-performance 5x standard zoom lens with a zoom range equivalent to 24-120 mm

The Super ED (Extra-low Dispersion) lens element and three ED lense elements effectively correct the chromatic aberration produced by magnification on the wide-angle side and axial chromatic aberration on the telescopic side, while the asphericity of the lenses provides compatibility between size reduction and high picture quality. The digital-dedicated design ensures high imaging performance with one-step higher sharpness and contrast throughout the zoom range, while the lens coating is optimized to reduce glare when shooting against the light and to minimize ghosts and flare. Wide angle capability equivalent to 24 mm on a 35 mm camera lens makes possible dynamic, wide-perspective landscape photography.

3. Close-up shooting from as close as 25 cm throughout the zoom range

The focusing system uses floating and inner focusing mechanisms to provide a minimum shooting distance of 25 cm throughout the zoom range. This dramatically enhances perspective at the wide-angle end and close-ups of main subject at the telescopic end. With a maximum shooting magnification of 0.28x (equivalent to 0.56x on a 35 mm camera lens), this lens out-performs any other in its class (large-aperture zoom lenses with wide-angle coverage).

<Other Features>

- Mechanically interlocked manual focusing mechanism

Mechanical interlocking of the manual focusing mechanism allows smooth, natural manual focusing with an extremely high level of precision. Seamless switching from AF to MF is possible at any time thanks to the "Full-Time Manual Focusing" function.

- Circular aperture mechanism

The circular aperture makes it possible to create a smooth, uniform, aesthetically pleasing blur.

- Reliable dust-proof/drip-proof mechanism

To support photography in the extreme conditions often faced by professionals, the external finish is sealed at multiple points for maximum protection from dust and spray.

● ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD



ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD



ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD on E-3

<Product Outline>

The ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD is a high-performance super-telescopic zoom lens that features for the first time the SWD (Supersonic Wave Drive) autofocusing system and covers a zoom range equivalent to 100 to 400 mm of a 35 mm camera lens. ED lens elements are used extensively to correct the color blurring that can occur when telescopic lenses are extended to their maximum focal length, while the digital-dedicated design ensures high-definition performance with clear, crisp images from edge to edge. Close-up shooting capability is also superb, with a minimum shooting distance of just 1.2 meters throughout the zoom range.

Autofocusing is powered by Olympus's breakthrough SWD, enabling this lens to achieve an AF speed about two times faster[*] than our previous ED 50-200mm f2.8-3.5 model. The ideal partner for the concurrently released E-3 camera, this lens maximizes the E-3's high-speed autofocusing capability.

*1 Measurement based on our in-house measuring standard.

<Main Features>

1. SWD for ultra-fast autofocusing

The newly developed Olympus-original SWD has made possible an ultra-fast, whisper-quiet, high-precision AF system. Two compact, high-power supersonic wave drive devices drive autofocusing at an ultra-high speed by exciting unique elliptical oscillations, while an ultra-compact optical encoder detects and controls the lens drive position using direct rotation detection without a reduction gear, enabling extraordinary 1/1000 mm-order precision.
The AF speed is about 2 times*1 the previous ED 50-200mm f2.8-3.5 model. With its high speed and superior tracking capability, this lens is ideal for sports photography and outdoor shooting applications.

*1 Measurement based on our in-house measuring standard.

2. High-performance 4x super-telescopic range covering a zoom range equivalent to 100 to 400 mm

Three ED lens elements are used to correct the color blurring noticeable with telescopic lenses at maximum. Best-in-class f2.8-3.5 brightness and high picture quality combine to ensure high imaging performance with improved sharpness and contrast all over the zooming range. An improved lens coating reduces glare when shooting against the light and minimizes ghosts and flare. In addition, with coverage that extends to the super-telescopic domain equivalent to 400 mm on a 35 mm camera lens, this lens makes it possible to capture the motion of a distant subject or take spectacular landscape images by taking advantage of the compression effect produced by the super-telescopic lens.
With the simultaneous release of the EC-20 teleconverter lens, you'll easily be able to boost telescopic capability to a field angle equivalent to 800 mm.

3. Close-up shooting from as close as 1.2 m throughout the zoom range

The focusing system uses floating and inner focusing mechanisms to provide a minimum shooting distance of 1.2 m throughout the zoom range. With a maximum shooting magnification of 0.21x (equivalent to 0.42x on a 35 mm camera lens), this lens out-performs any other in its class (large-aperture zoom lenses capable of covering the super-telescopic domain). This powerful close-up capability makes it easy to capture close-ups of blossoming flower or a resting butterfly that would fly away if you approached too closely.

<Other Features>

- Mechanically interlocked manual focusing mechanism

Mechanical interlocking of the manual focusing mechanism allows smooth, natural manual focusing with an extremely high level of precision. Seamless switching from AF to MF is possible at any time thanks to the "Full-Time Manual Focusing" function,

- Circular aperture mechanism

The circular aperture makes it possible to create a smooth, uniform, aesthetically pleasing blur.

- Large lens hood with a polarization filter adjustment window

The lens hood has a sliding window to facilitate rotation of the polarization filter if one is used.

- Reliable dust-proof/drip-proof mechanism

To support photography in the extreme conditions often faced by professionals, the external finish is sealed at multiple points for maximum protection from dust and spray.

- **ZUIKO DIGITAL ED 14-35mm f2.0 SWD**



ZUIKO DIGITAL ED 14-35mm f2.0 SWD



ZUIKO DIGITAL ED 14-35mm f2.0 SWD on E-3

<Product Outline>

The ZUIKO DIGITAL ED 14-35mm f2.0 SWD is the world's first standard zoom lens to feature a large f2.0 aperture *1. Boasting industry-leading imaging performance, this lens is a worthy addition to our Super High Grade (SHG) series. Together with the ED 7-14mm f4.0, ED 35-100mm f2.0 and ED 90-250mm f2.8 lenses, this lens completes our series of professional zoom lenses with fixed F-values.

The flagship of the ZUIKO DIGITAL series, this lens was developed to meet the requirements of the most demanding professionals. With features like the best possible image quality, reliable dust-/drip-proofing, Olympus's exclusive SWD-driven ultra-fast AF system, a mechanically interlocked manual focusing mechanism, and a large, flower-shaped hood with a polarization filter control window, this lens offers the reliable, trouble-free performance you need to express yourself with confidence.

With its unique f2 aperture and a zoom range equivalent to 28 to 200 mm on a 35 mm camera lens, this lens epitomizes the versatility, power and creative freedom made possible by the FourThirds System.

*1 Among interchangeable lenses for digital SLR cameras. (Survey by Olympus).

<Main Features>

1. Standard lens with world-first f2.0 aperture

A professional type standard zoom lens with high f2.0 brightness throughout a zoom range equivalent to 28-70 mm of 35 mm camera lenses, this lens makes extensive use of ED and aspheric lens elements to eliminate chromatic aberrations and distortion, this lens boasts the highest imaging performance in our lens lineup, performance that is possible only with the FourThirds System. Other benefits of this superb lens include a focusing system that uses floating and inner focusing mechanisms to enable close-up shooting capability as close as 35 cm across the range — the best performance available in this class of professional lenses.

Together with the high-speed shutter, as well as the soft, beautiful blur proper to the large f2 aperture, these features set this high-definition standard zoom lens apart from the rest, making it ideal for almost any application — from landscapes and portraits to indoor shooting and photo-journalism.

2. SWD for ultra-fast autofocusing

The newly developed Olympus-original SWD has made possible an ultra-fast, whisper-quiet, high-precision AF system. Two compact, high-power supersonic wave drive devices drive autofocusing at an ultra-high speed by exciting unique elliptical oscillations, while an ultra-compact optical encoder detects and controls the lens drive position using direct rotation detection without a reduction gear, enabling extraordinary 1/1000 mm-order precision.

<Other Features>

- Mechanically interlocked manual focusing mechanism

Mechanical interlocking of the manual focusing mechanism allows smooth, natural manual focusing with an extremely high level of precision. Seamless switching from AF to MF is possible at any time thanks to the "Full-Time Manual Focusing" function,

- Circular aperture mechanism

The circular aperture makes it possible to create a smooth, uniform, aesthetically pleasing blur.

- Large lens hood with a polarization filter adjustment window

The lens hood has a sliding window to facilitate rotation of the polarization filter if one is used.

- Reliable dust-proof/drip-proof mechanism

To support photography in the extreme conditions often faced by professionals, the external finish is sealed at multiple points for maximum protection from dust and spray.

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp

ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD
Specification

Focal Length	12-60mm (35mm equivalent focal length 24-120mm)
Lens construction	14 Elements in 10 Groups, including Super ED Lens, 2 ED lenses, Aspherical ED lens and 2 Aspherical lenses
Dust & Drip Proof	Yes
Focusing System	Floating & Internal Focusing System
Angle of View	84-20 Degree
Closest Focusing Distance	0.25m
Maximum Image Magnification	0.28x (35mm equivalent Max. Image Magnification 0.56x)
Minimum Field size	62x46mm
Number of Blades	7 (Circular Aperture Diaphragm)
Maximum Aperture	f 2.8 (12mm) – f 4.0(60mm)
Minimum Aperture	f 22
Filter Size	Diameter 72mm
Dimension	Diameter 79.5x98.5mm
Weight	575g
Compatibility	
Tele Converter EC-14	Yes (AF/MF available)
Tele Converter EC-20	Yes (MF available)
Extension Tube EX-25	Yes (MF available)
Box Contents	Lens Cap(LC-72B),Lens Rear Cap(LR-1), Lens Hood(LH-75B), Lens Case(LSC-0918), Instruction Manual, Olympus Worldwide Warranty Card

Specifications and design are subject to change without notice.

ZUIKO DIGITAL ED 50-200mm f2.8-3.5 SWD
Specification

Focal Length	50-200mm (35mm equivalent focal length 100-400mm)
Lens construction	16 Elements in 15 Groups, including 3 ED lenses
Dust & Drip Proof	Yes
Focusing System	Internal Focusing System
Angle of View	24-6.2 Degree
Closest Focusing Distance	1.2m
Maximum Image Magnification	0.21x (35mm equivalent Max. Image Magnification 0.42x)
Minimum Field size	81x61mm
Number of Blades	9 (Circular Aperture Diaphragm)
Maximum Aperture	f 2.8 (50mm) – f 3.5(200mm)
Minimum Aperture	f 22
Filter Size	Diameter 67mm
Dimension	Diameter 86.5x157mm
Weight	995g (without Tripod Adapter)
Compatibility	
Tele Converter EC-14	Yes (AF/MF available)
Tele Converter EC-20	Yes (AF/MF available) * AF shooting is possible using the center AF target.
Extension Tube EX-25	Yes (MF available)
Box Contents	Lens Cap(LC-67B),Lens Rear Cap(LR-1), Lens Hood(LH-70C), Lens Case(LSC-1220), Instruction Manual, Olympus Worldwide Warranty Card

Specifications and design are subject to change without notice.

ZUIKO DIGITAL ED 14-35mm f2.0 SWD
Specification

Focal Length	14-35mm (35mm equivalent focal length 28-70mm)
Lens construction .	18 Elements in 17 Groups, including 2 ED lenses, Aspherical ED lens and Aspherical lens
Dust & Drip Proof	Yes
Focusing System	Floating & Internal Focusing System
Angle of View	75-34 Degree
Closest Focusing Distance	0.35m
Maximum Image Magnification	0.12x (35mm equivalent Max. Image Magnification 0.24x)
Minimum Field size	149x111mm
Number of Blades	9 (Circular Aperture Diaphragm)
Maximum Aperture	f 2
Minimum Aperture	f 22
Filter Size	Diameter 77mm
Dimension	Diameter 86x123mm
Weight	915g
Compatibility	
Tele Converter EC-14	Yes (AF/MF available)
Tele Converter EC-20	Yes (AF/MF available)
Extension Tube EX-25	Yes (MF available)
Box Contents	Lens Cap(LC-77),Lens Rear Cap(LR-1), Lens Hood(LH-82B), Lens Case(LSC-1122), Instruction Manual, Olympus Worldwide Warranty Card

Specifications and design are subject to change without notice.

Exhibit A-10

The technology discussed in the press release is part of the Nanomedicine Device Development Project of Japan's New Energy and Industrial Technology Development Organization. This product is not available for sale in many countries, including the United States.

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

October 22,2007

Olympus Develops New Multispectral Video Endoscope System Incorporating World's Smallest (*1) Multispectral Micro Device

Designed to Support Detection of Early-Stage Cancer Lesions at the Sub-2mm Level

Olympus Corporation (President: Tsuyoshi Kikukawa) has developed a new technology of a multispectral video endoscope system (*2) that uses multispectral imaging to support the detection of early-stage cancer lesions. The new system selectively detects multiple fluorescence probes (*3). These probes react with cancer-related molecules, facilitating the detection of sub-2-mm cancer lesions that are still inside membranes.

The system was created by incorporating the world's smallest multispectral micro device, with a diameter of just 6.9 mm, into the distal end of a videoscope with an external diameter of 10 mm. In addition to normal (white light) observation, it can also obtain information about multiple cancer-related molecules through observations in the 600-800 nm wavelength range. Olympus aims to start market assessments in 2013.

*1: World's smallest in terms of multispectral elements capable of capturing images according to Olympus' survey as of October 15, 2007.
*2: This technology was selected for the Nanomedicine Device Development Project of Japan's New Energy and Industrial Technology Development Organization in August 2004. It was developed using grants received up to March 2007.
*3: These are fluorescent dyes designed to react with and detect a target molecule.



A multispectral micro device



The tip of the multispectral video endoscope

Outline of Technology

The multispectral video endoscope system has a distal end with an external diameter of 10 mm. In addition to normal (white light) observation, it also supports auto-fluorescence (*4) observation by exposing tissues to blue light and capturing the auto-fluorescence of fluorescent substances in the body, such as collagen. In this way, it is able to create enhanced images of color differences between normal membrane tissue and tumorous lesions. The system is also equipped with the world's smallest multispectral micro device. With a diameter of just 6.9 mm, this device is used to detect cancer-related molecules in sub-2-mm early-stage cancer lesions that are still inside membranes. It uses light interference to adjust the light entering the charge-coupled device to any penetration wavelength. This is achieved by controlling the distance between two precisely positioned filters, to which a reflective coating has been applied. To obtain information about cancer-related molecules, the system can selectively detect fluorescent probes for multiple wavelengths at resolutions of 10 nm or smaller in the 600-800 wavelength range.

*4: With this phenomenon, biological tissue emits weak light colored between green and red when exposed to blue light. It is caused by fluorescent substances that are naturally present in living organisms.



incident light
transmission
incident light
reflection

When the distance between the two filters matches the wavelength of light entering the system, light of that wavelength can pass through.

The principle behind the multispectral micro device

Background to Development

In recent years, the growth of the aged population and changing lifestyles has been reflected in growth in the number of cancer patients. Early intervention is essential, both to improve patients' survival prospects, and also to reduce medical expenses. The most effective approach is to detect and diagnose cancer in the early stages, before there is a risk of metastasis. This facilitates treatment using minimally invasive endoscopic procedures.

Since creating the world's first practical gastro-camera in 1950, Olympus has continually developed new technologies to create endoscopes with sufficient resolving power to detect subtle changes in the coloration or shape of membrane surfaces. By 2002, Olympus systems were able to provide finely detailed high-definition images. And in 2006, Olympus commercialized the EVIS LUCERA SPECTRUM videoscope system (5*), which supports image-enhanced endoscopy based on the opto-digital method (6*). This technology provides clues about lesions by producing enhanced displays of information about membrane thickening and the condition of capillaries in membrane surface layers, and about internal features of membranes, including deep blood vessels. Today endoscopes are used to observe suspected cancerous tissues measuring 1-2 cm. Olympus has taken image-enhanced endoscopy by means of the opto-digital method a step further with the aim of creating technology capable of discovering early-stage cancer lesions by detecting specific molecules in budding cancer lesions, even those measuring less than 2 mm in size. At this stage the risk of metastasis to other organs is minimal, and because minimally invasive treatments can be used, the technology also helps to improve the patient's quality of life.

*5: Not available in some countries.

*6: With this technology, special optical filters are used to capture light only in specific wavelength ranges. Images are subjected to digital processing to produce enhanced images showing characteristic changes in biological tissues. Three observation methods have been developed for this purpose. Narrow Band Imaging (NBI) provides enhanced images of capillaries and microscopic patterns in membrane surfaces. Auto-fluorescence imaging (AFI) creates enhanced images based on coloration differences between tumorous lesions and normal membranes. Infrared imaging (IRI) produces enhanced displays of information about blood vessels and blood flows deep inside membranes.

- Development System for the Nanomedicine Device Development Project

Grant Recipients

1. Olympus Corporation, Corporate R&D Center

- Development of multispectral imaging system for use in the detection of information about cancer-related molecules, and technology for the incorporation of this system in endoscopes
- Creation and assessment of analyzer for use in the assessment of in-vivo optical characteristics and in-vivo optical markers

Joint Research Partners

2. Professor Mamoru Tamura, Research Institute of Electronic Science, Hokkaido University

- Development of in-vivo optical characteristic analysis technology

Contract Partners

3. Professor Tetsuo Nagano, Graduate School of Pharmaceutical Sciences, the University of Tokyo

- Assessment and investigation of in-vivo optical markers, etc.

4. Professor Tetsuro Takamatsu, Kyoto Prefectural University of Medicine

- Development and assessment of in-vivo optical characteristic analysis technology
- Assessment of in-vivo optical markers, etc.

Exhibit B

Summaries of the Japanese Language Documents
for which English translations are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English summaries to these Japanese language documents as follows:

1. Amendment to the Annual Securities Report for the fiscal year ended March 31, 2007, as filed with the Kanto Financial Bureau of the Ministry of Finance Japan on October 17, 2007, which includes revisions to:

   "Part I. Corporate information", "Section D. Company Information", "Item 6. Corporate governance".

2. Press releases:

1. Japanese press release dated October 1, 2007: Four products made by the Olympus group receive the "Good Design Awards 2007". The commended products were the "Crystaleye" spectrophotometer, the "E-510" single-lens reflex camera, the "Camedia SP-550UZ" compact digital camera and the "IPLEX FX" industrial videoscope system.

2. Japanese press release dated October 2, 2007: Olympus produces the Olympus/WWF 2008 calendar, "Timeless Wonders / India, where mystical time still passes", featuring wildlife of the jungles of India photographed by Mitsuaki Iwago.

3. Japanese press release dated October 4, 2007: Olympus Visual Communications Corp., an affiliate of the Company, completes total renewal and upgrade of "olio photo", its integrated music and photo entertainment website. The newly upgraded site is available from October 4, 2007 and will begin its series in (fee-based) photo storage, photo calendars and New Year's greeting card printing.

4. Japanese press release dated October 10, 2007: Olympus Imaging Corp. launches "Go Find Your Wonders – supporting your photography trips" promotion, which offers a 10,000 yen cash-back on all purchases of an E-410 or E-510 single-lens reflex camera between October 12, 2007 and January 14, 2008.

5. Japanese press release dated October 16, 2007: Olympus and Microsoft Corporation entered into a broad patent cross-licensing agreement in order to advance the development of each company's current and future product lines. The agreement will promote the exchange of information and the incorporation of patented technologies into numerous consumer electronics products, particularly those which use digital imaging technologies, resulting in the advancement of technical innovation in digital cameras, digital imaging technologies, software and other consumer electronic products.

6. Japanese press release dated October 16, 2007: Olympus Imaging Corp. commences the sale of the "Voice-Trek G-20", an IC recorder with high-quality sound recording and playback features and a built-in audio history textbook. The Voice-Trek G-20 will

be available for purchase online and at major bookstores from October 26, 2007.

7. Japanese press release dated October 17, 2007: Olympus Imaging Corp. to hold "Olympus E-3 Experience Fair" from November 3 through December 15, 2007 in seven cities throughout Japan. The fair is to promote the new "E-3" model of single-lens reflex camera.

8. Japanese press release dated October 18, 2007: The Company unveils "A Witness to Global Warming – Mitsuaki Iwago Special" website, showcasing photographs of Mt. Kilimanjaro and the wildlife and communities surrounding it taken by wildlife photographer Mitsuaki Iwago during the second expedition of the "Witness to Global Warming" website. The website, which is scheduled to be updated monthly, aims to share the reality of global warming with as many people as possible by showing the current state of the world through the eyes of wildlife photographer Mitsuaki Iwago.

9. Japanese press release dated October 18, 2007: Olympus Imaging Corp. will present the first 3,000 customers to purchase the new E-3 digital single-lens reflex camera with a premium gift box not available for purchase as part of their "Premium Box Present Promotion". The camera will be available for sale from November 23, 2007 and the promotion will run from November 23, 2007 through January 14, 2008. Customers who pre-order the E-3 before November 22, 2007 will also receive a limited edition camera strap.

10. Japanese press release dated October 22, 2007: Olympus Imaging Corp., in cooperation with comic artist Katsuki Tanaka, promotes the next-generation panorama feature available in the Olympus "μ1200" compact digital camera at Japan's premiere design event, "Design Tide in Tokyo 2007". The event was held from October 31 through November 4, 2007.

11. Japanese press release dated October 23, 2007: The Company and Chiome Bioscience Inc. have agreed to conduct a third party allocation of shares of Chiome Bioscience Inc. in favor of the Company in order to expedite product development in the bio-imaging and early diagnostic sectors. Through a partnership between the Company, with its strength in vital phenomenon visualization techniques, and Chiome Bioscience Inc, whose strength lies in production techniques for high value added antibodies, both companies aim to achieve greater contributions to life-science sectors such as bio-imaging and external diagnostics, and the development of clinical applications including early detection of incurable diseases.

12. Japanese press release dated October 24, 2007: Olympus Visual Communications Corp., in cooperation with the Japan Automobile Federation, develops a "Kids' Safety License" issuing system with an aim to educate children about road safety. The license issuing system will be expanded throughout Japan after its debut at the 40th Tokyo Motor Show 2007.

13. Japanese press release dated October 24, 2007: The Company introduces a new content on its website featuring a camera bag designed by fashion model and designer Rie Ono reflecting the "μ" series of compact digital cameras, and her blog written during the designing process.

14. Japanese press release dated October 25, 2007: Olympus Imaging Corp. will hold "Photography Seminar for women: PhotoRouge" on December 5, 2007 with special guest fashion model and designer Rie Ono.

15. Japanese press release dated October 29, 2007: RadioCafe Limited, an affiliate of the Company, commences the domestic sale of the "Voice-Trek G-20" model of IC recorder with built-in "RadioDays Rakugo Gallery", which includes 30 classic and original rakugo stories, on November 1, 2007. RadioCafe Limited intends to continue to expand the contents of its website through a collaboration with the audio business of the Company.

16. Japanese press release dated November 5, 2007: Mr. Tsuyoshi Kikukawa, the Representative Director and President of the Company, received the Medal with a Blue Ribbon for his contributions to society through the domestic and overseas sale of cameras, microscopes and endoscopes, among others.

17. Japanese press release dated November 6, 2007: Olympus Imaging Corp. launches the "Kuraemon Goyotashi 8" series of construction photography management software, which was developed in cooperation with NEC Corporation and Tri Works Corporation to meet the proposed standards imposed by the Ministry of Agriculture, Forestry and Fisheries and the Ministry of Land, Infrastructure and Transport of Japan, from November 29, 2007.

18. Japanese press release dated November 8, 2007: As part of the "Santa Smile Campaign", customers who purchase the latest models in the "μ Series" of compact digital cameras between November 15, 2007 to December 31, 2007 will be eligible to receive the first calendar to feature the figure-skating sisters Mai and Mao Asada together and a chance to win additional luxurious prizes.

19. Japanese press release dated November 8, 2007: Olympus Imaging Corp. commences the limited release sale of the "μ830 Pearl Amethyst" and the "μ830 Shiny Pink" models of compact digital camera from November 16, 2007. The colors and names of the camera models were chosen by the figure-skating sisters Mai and Mao Asada.

20. Japanese press release dated November 8, 2007: Olympus Imaging Corp. features a new content on its website, "Mai & Mao channel", between November 15, 2007 and December 31, 2007. The new content, "Smile Supporter", allows users to post messages and photos in support of figure-skating sisters Mai and Mao Asada.

END